AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 1998

                                                REGISTRATION NO.  33-
                                                                  811-8190

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [x]
                          PRE-EFFECTIVE AMENDMENT NO.__                 [ ]
                        POST-EFFECTIVE AMENDMENT NO.__                  [ ]

                                       and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [x]

                                AMENDMENT NO. 11

                       UNITED OF OMAHA SEPARATE ACCOUNT C
                           (EXACT NAME OF REGISTRANT)

                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                  Mutual of Omaha Plaza, Omaha, Nebraska, 68175


                     NAME AND ADDRESS OF AGENT FOR SERVICE:
                            Kenneth W. Reitz, Esquire
                            Mutual of Omaha Companies
                          Mutual of Omaha Plaza, 3-Law
                           Omaha, Nebraska, 68175-1008
                            Telephone: (402) 351-5087
                               Fax: (402 351-5906
                      Internet: Ken.Reitz@mutualofomaha.com

              Approximate date of proposed public offering: As soon as practical after effectiveness of the Registration Statement.

            FLEXIBLE PAYMENT VARIABLE DEFERRED ANNUITY POLICY
             (TITLE, AMOUNT, AND PROPOSED MAXIMUM OFFERING PRICE OF
                          SECURITIES BEING REGISTERED)

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite amount of securities are being registered under the Securities Act of 1933. The Securities Act registration fee of $500 is being paid with this initial filing.
                                     -------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                              CROSS REFERENCE SHEET
                              Pursuant to Rule 495


                   Showing Location in Part A (Prospectus) and
                  Part B (Statement of Additional Information)
          of Registration Statement of Information Required by Form N-4

                                     PART A

Item of Form N-4                      Prospectus Caption

1.   Cover Page...................... Cover Page

2.   Definitions..................... Definitions

3.   Synopsis........................ Summary; Historical Performance Data

4.   Condensed Financial Information. Financial Statements

5.   General
 (a) Depositor....................... United of Omaha Life Insurance Company
 (b) Registrant...................... The Variable Account
 (c) Portfolio Company............... The Series Funds
 (d) Fund Prospectus................. The Series Funds
 (e) Voting Rights................... Voting Rights

6.   Deductions and Expenses
 (a) General......................... Charges and Deductions
 (b) Sales Load %.................... N/A
 (c) Special Purchase Plan........... N/A
 (d) Commissions..................... Distributor of the Policies
 (e) Expenses - Registrant........... N/A
 (f) Fund Expenses................... Expenses Including Investment
                                      Advisory Fees
 (g) Organizational Expenses......... N/A

7.   Policies
 (a) Persons with Rights............. The Policy; Election  of Annuity   Option;
                                      Determination of Annuity Payments; Annuity
                                      Starting  Date; Ownership  of  the Policy;
                                      Voting Rights
 (b) (i)   Allocation of Premium
           Payments.................. Allocation of Purchase Payments
     (ii)  Transfers................. Transfers
     (iii) Exchanges................. N/A
 (c) Changes......................... Addition,  Deletion   or  Substitution  of
                                      Investments; Election  of Annuity  Option;
                                      Annuity     Starting   Date;  Beneficiary;
                                      Ownership of the Policy
 (d) Inquiries....................... Summary

8.   Annuity Period.................. Payout Options

9.   Death Benefit................... Death  of   Annuitant or  Owner  Prior  to
                                      Annuity Starting Date

10.  Purchase and Policy Values

 (a) Purchases....................... Policy   Application   and   Issuance  of
                                      Policies; Purchase Payments
 (b) Valuation....................... Accumulation Value; The Variable Account
                                      Value
 (c) Daily Calculation............... The Variable Account Value
 (d) Underwriter..................... Distributor of the Policies

11.  Redemptions
 (a) By Owners....................... Withdrawals
     By Annuitant.................... N/A
 (b) Texas ORP....................... Restrictions  Under the Texas  Optional
                                      Retirement Program
 (c) Check Delay..................... Payment not Honored by Bank
 (d) Lapse........................... N/A
 (e) Free Look....................... Summary

12.  Taxes........................... Certain Federal Income Tax Consequences

13.  Legal Proceedings............... Legal Proceedings

14.  Table of Contents for the
 Statement of                         Statement of Additional
 Additional Information.............. Information


                                     PART B
Item of Form N-4                     Statement of Additional
                                     Information Caption

15.  Cover Page..................... Cover Page

16.  Table of Contents.............. Table of Contents

17.  General Information
     and History.................... (Prospectus) United of Omaha Life Insurance
                                      Company

18.  Services
 (a) Fees and Expenses
     of Registrant.................. N/A
 (b) Management Policies............ N/A
 (c) Custodian...................... Custody of Assets
     Independent
     Auditors  ..................... Independent Auditors
 (d) Assets of Registrant........... Custody of Assets
 (e) Affiliated Person.............. N/A
 (f) Principal Underwriter.......... Distribution of the Policies

19.  Purchase of Securities
     Being Offered.................. Distribution of the Policies
     Offering Sales Load............ N/A

20.  Underwriters................... Distribution of the Policies; (Prospectus)
                                     Distributor of the Policies
21.  Calculation of Performance
     Data Calculation of Yields and Total Returns;
     Other Performance Data
22.  Annuity Payments............... (Prospectus) Election of Payout Option;
                                     (Prospectus) Determination of Annuity
                                     Payments
23.  Financial Statements........... Financial Statements


                           PART C -- OTHER INFORMATION

Item of Form N-4                      Part C Caption

24.  Financial Statements
 and Exhibits........................ Financial Statements and Exhibits
 (a) Financial Statements............ Financial Statements
 (b) Exhibits........................ Exhibits

25.  Directors and Officers of....... Directors and Officers of the
     the Depositor................... Depositor

26.  Persons Controlled By or
     Under Common Control
     with the Depositor               Persons Controlled By or Under Common
     or Registrant................... Control with the Depositor or Registrant

27.  Number of Policy Owners......... Number of Policy Owners

28.  Indemnification................. Indemnification

29.  Principal Underwriters.......... Principal Underwriters

30.  Location of Accounts
     and Records..................... Location of Accounts and Records

31.  Management Services............. Management Services

32.  Undertakings.................... Undertakings

 Signature Page...................... Signatures

[GRAPHIC OMITTED]                         PROSPECTUS: Dated _________, 1998

                                                               ULTRA-ACCESS
                                                  Flexible Payment Variable
                                                    Deferred Annuity Policy


 This Prospectus describes the Ultra-Access Variable Annuity Policy (the "Policy"), a Flexible Payment Variable Deferred Annuity offered by UNITED OF OMAHA LIFE INSURANCE COMPANY ("we, us, our, United of Omaha"). The Policy is
designed to aid in long-term financial planning and provides for the accumulation of capital by individuals on a tax-deferred basis for retirement or other long-term purposes.

   The Owner ("you, your") may allocate Net Purchase Payments to one or more of the 27 Eligible investments, which are the 25 Ultra-Access Variable Annuity Subaccounts of the UNITED OF OMAHA SEPARATE ACCOUNT C (the "Variable Account") and the Fixed Account or Systematic Transfer Account. Assets of each Subaccount of the Variable Account are invested in a corresponding mutual fund Portfolio. The mutual funds offered through the Policy, while they may have the same or similar names of retail mutual funds, are not the same as those funds. By law, the Policy may not offer those retail mutual funds, so it offers funds whose names and characteristics may be similar to them but whose performance is not necessarily related to the retail funds. The Portfolios are described in separate prospectuses that accompany this Prospectus. The Policy's available investment options are:

ALGER AMERICAN GROWTH PORTFOLIO
ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
FEDERATED PRIME MONEY FUND II ("MONEY MARKET") PORTFOLIO
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES PORTFOLIO
FIDELITY ASSET MANAGER: GROWTH PORTFOLIO
FIDELITY EQUITY INCOME PORTFOLIO
FIDELITY CONTRAFUND PORTFOLIO
FIDELITY INDEX 500 PORTFOLIO
MFS EMERGING GROWTH PORTFOLIO
MFS HIGH INCOME FUND PORTFOLIO
MFS RESEARCH PORTFOLIO
MFS WORLD GOVERNMENT PORTFOLIO
MFS VALUE SERIES PORTFOLIO
MORGAN STANLEY EMERGING MARKETS EQUITY PORTFOLIO
MORGAN STANLEY FIXED INCOME PORTFOLIO
PIONEER CAPITAL GROWTH PORTFOLIO
PIONEER REAL ESTATE PORTFOLIO
SCUDDER GLOBAL DISCOVERY PORTFOLIO
SCUDDER GROWTH & INCOME PORTFOLIO
SCUDDER INTERNATIONAL PORTFOLIO
T. ROWE PRICE EQUITY INCOME PORTFOLIO
T. ROWE PRICE INTERNATIONAL PORTFOLIO
T. ROWE PRICE LIMITED TERM BOND PORTFOLIO
T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO
T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO
FIXED ACCOUNT
SYSTEMATIC TRANSFER ACCOUNT

  The Accumulation Value in the Variable Account will vary in accordance with the investment performance of the Subaccounts selected by the Owner. This means you bear the entire investment risk under this Policy for all amounts allocated to the Variable Account. Amounts allocated to the Fixed Account or Systematic Transfer Account are guaranteed by us and will earn a specified rate of interest declared periodically.

It may not always be in your best interest to replace existing annuity coverage with the Policy described in this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  AN INTEREST IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THE POLICY INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

  This Prospectus sets forth information you should consider before investing in a Policy. A Statement of Additional Information about the Policy and the Variable Account, which has the same date as this Prospectus, has been filed with the Securities and Exchange Commission and is incorporated herein by reference.You may obtain a copy of the Statement of Additional Information at no cost by writing to us at our Service Office (United of Omaha Variable Product Service, P.O. Box 8430, Omaha, Nebraska 68108-0430) or by calling us at 1-800-238-9354. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

  The Policy may be purchased with an initial Purchase Payment of at least $5,000. An Owner generally may pay additional Purchase Payments of at least $500 each (but no additional Purchase Payments are required).

  The Policy provides for periodic annuity payments to be made by us to you, if living, for the life of the Annuitant or for some other period, beginning on the Annuity Starting Date selected by you. Prior to the Annuity Starting Date, you can transfer Accumulation Value among the Eligible Investments, that is, among the Fixed Account or Systematic Transfer Account and the 25 Subaccounts of the Variable Account (some prohibitions and restrictions apply, especially on transfers out of the Fixed Account or Systematic Transfer Account). You can also elect to withdraw all or a portion of the Cash Surrender Value; however, withdrawals may be taxable, subject to a tax penalty, and withdrawals from the Fixed Account or Systematic Transfer Account may be delayed.

  THIS PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION GENERALLY DESCRIBE ONLY THE POLICIES AND THE VARIABLE ACCOUNT, EXCEPT WHEN THE FIXED ACCOUNT IS SPECIFICALLY MENTIONED.


                      PLEASE READ THIS PROSPECTUS CAREFULLY
                       AND RETAIN IT FOR FUTURE REFERENCE.


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                 THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED
                   BY A CURRENT PROSPECTUS FOR EACH PORTFOLIO

                                TABLE OF CONTENTS

                                                                           Page

DEFINITIONS ................................................................  4
SUMMARY  ...................................................................  6
FINANCIAL STATEMENTS........................................................ 13
UNITED OF OMAHA LIFE INSURANCE COMPANY...................................... 15
THE ELIGIBLE INVESTMENTS.................................................... 16
         The Variable Account
         Historical Performance Data
             Standardized Performance Data
         The Fixed Account and The Systematic Transfer Account
         Transfers
         Dollar Cost Averaging
         Asset Allocation Program
THE POLICY.................................................................. 28
         Policy Application and Issuance of Policies
         Purchase Payments
         Accumulation Value
         Telephone Transactions
DISTRIBUTIONS UNDER THE POLICY.............................................. 30
         Withdrawals
         Systematic Withdrawal Plan
         Annuity Payments
             Annuity Starting Date
             Election of Payout Option
             Payout Options
         Death Benefit
             Death of Owner Prior to Annuity Starting Date
             Accidental Death Benefit
             Death of Owner On or After Annuity Starting Date
             Beneficiary
         IRS Required Distributions
         Restrictions Under the Texas Optional Retirement Program
CHARGES AND DEDUCTIONS...................................................... 34
         Withdrawal Charge
         Mortality and Expense Risk Charge
         Administrative Charges
         Transfer Fee
         Premium Taxes
         Federal, State and Local Taxes
         Other Expenses Including Investment Advisory Fees
CERTAIN FEDERAL INCOME TAX CONSEQUENCES..................................... 37
         Tax Status of the Policy
         Taxation of Annuities
DISTRIBUTOR OF THE POLICIES................................................. 41
VOTING RIGHTS............................................................... 41
PREPARING FOR THE YEAR 2000................................................. 41
LEGAL PROCEEDINGS........................................................... 41
STATEMENT OF ADDITIONAL INFORMATION......................................... 42

                                   DEFINITIONS
Accumulation Unit -- An accounting unit of measure used in calculating the Accumulation Value in the Variable Account prior to the Annuity Starting Date.

Accumulation Value -- The dollar value as of any Valuation Date prior to the Annuity Starting Date of all amounts accumulated under the Policy.

Anniversary Value -- An amount equal to the Accumulation Value on a Policy Anniversary.

Annuitant  --  The  person  on  whose  life  Annuity  Payments   involving  life
contingencies are based. If the Annuitant is other than the Owner, the Annuitant has no rights under the Policy.

Annuity Payment -- A payment made by United of Omaha under an annuity Payout Option.

Annuity Purchase Value -- An amount equal to the Accumulation Value for the Valuation Period which ends immediately preceding the Annuity Starting Date reduced by any Withdrawal Charge, and any charge for applicable premium or similar taxes.

Annuity Starting Date -- The date upon which Annuity Payments are to begin. The latest Annuity Starting Date permitted is when the Annuitant attains age 95. (Age 85 in Pennsylvania.)

Beneficiary -- The person(s) or other legal entity listed by the Owner in the Policy application and referred to in the Policy as the named beneficiary. In the case of joint Owners, the surviving joint Owner is the primary Beneficiary and the named Beneficiary is the contingent Beneficiary. If the named Beneficiary does not survive the Owner, the estate of the Owner is the Beneficiary.

Cash Surrender Value -- The Accumulation Value less any applicable Withdrawal Charge, any applicable Policy Fee, and any applicable premium tax charge not previously deducted.

Current Interest Rate Guarantee -- Our guarantee to pay a declared current interest rate on amounts under a Policy allocated to the Fixed Account or to amounts allocated to the Systematic Transfer Account. A particular Current Interest Rate Guarantee will be in effect for at least one year.

Date of Issue -- The date the  Policy is  issued,  as shown on the  Policy  Data
Page.

Due Proof of Death -- A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us will constitute Due Proof of Death.

Eligible Investments -- The Fixed Account and any of the Subaccounts of the Variable Account.

Fixed Account -- An account which consists of general account assets of United of Omaha Life Insurance Company.

Net Purchase Payment -- A Purchase Payment less any charge for applicable premium taxes.

Nonqualified Policy -- A Policy other than a Qualified Policy.

Payee -- The person who receives Annuity Payments under the Policy.

Payout Option -- Any method of payment of Policy Proceeds under the Policy.

Policy -- The variable annuity policy offered by this Prospectus.

Policy Anniversary -- The same month and day as the Date of Issue in each calendar year after the calendar year in which the Date of Issue occurs.

Policy Owner or Owner ("you, your") -- The person(s) who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy. The Policy Owner may change the ownership of the Policy or pledge it as collateral by assigning it.

Policy Year -- A Policy Year begins on the Date of Issue and each Policy Anniversary.

Portfolio -- A Series Fund's separate investment series that is available under the Policy.

Purchase Payment -- An amount paid to United of Omaha by the Policy Owner or on the Policy Owner's behalf as consideration for the benefits provided by, and in accordance with the provisions of, the Policy.

Proceeds -- The death benefit or the Annuity Purchase Value.

Qualified Policy -- A Policy that may be issued as set forth herein in connection with a qualified plan that receives favorable tax treatment under
Section 401, 403(b), or 408 of the Internal Revenue Code of 1986, as amended.

Series Funds -- Diversified, open-end investment management companies in which the Variable Account invests.

Service Office - United of Omaha Variable Product Service, P.O. Box 8430, Omaha, Nebraska 68108-0430. Telephone: 1-800-238-9354.

Subaccount -- A segregated account within the Variable Account which invests in a specified Portfolio of one of the Series Funds.

Systematic Transfer Account -- An account which consists of general account assets of United of Omaha Life Insurance Company and is available for use exclusively by Owners electing to participating in the Systematic Transfer Enrollment Program.

United of Omaha ("we, us, our") - The issuer of the Policies: United of Omaha Life Insurance Company, Mutual of Omaha Plaza, Omaha, Nebraska 68175. Please use our Service Office address for communications regarding the Policies.

Valuation Date -- Each day that the New York Stock Exchange is open for trading.

Valuation Period -- The period commencing at the close of business of the New York Stock Exchange on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

Variable Account -- United of Omaha Separate Account C, a separate account maintained by us in which a portion of our assets has been allocated for the Policy and certain other policies.

Written Notice or Request -- Written notice, signed by the Policy Owner, that gives us the information we require and is received at our Service Office.

                                    SUMMARY

THE POLICY
     The Ultra-Access Variable Annuity is a Flexible Payment Variable Deferred Annuity Policy. You may purchase the Policy on a non-tax qualified basis ("Nonqualified Policy") or in connection with certain plans qualifying for favorable federal income tax treatment ("Qualified Policy"). You allocate the Net Purchase Payments among one of the 25 Variable Account Subaccounts and the Fixed Account or Systematic Transfer Account (the Eligible Investments).

THE ELIGIBLE INVESTMENTS
     THE VARIABLE ACCOUNT. The Variable Account is a segregated investment account of United of Omaha. It is divided into Subaccounts, each of which invests exclusively in shares of a corresponding mutual fund Portfolio. The available Portfolios are identified on the first page of this prospectus and are described more fully later in this prospectus. Because the Accumulation Value will increase or decrease in accordance with the investment experience of the selected Subaccounts, you bear the entire investment risk with respect to Net Purchase Payments allocated to, and amounts transferred to, the Variable Account. (See "THE ELIGIBLE INVESTMENTS: The Variable Account." )
     THE FIXED ACCOUNT. The Fixed Account guarantees safety of principal and a minimum 3% effective annual return on Net Purchase Payments allocated to, and amounts transferred to, the Fixed Account. We may, in our sole discretion, declare a higher current interest rate. A current interest rate is guaranteed for at least one year. (See "THE ELIGIBLE INVESTMENTS: The Fixed Account and the Systematic Transfer Account." )
     THE SYSTEMATIC TRANSFER ACCOUNT. The Systematic Transfer Account is a fixed account to which your assets may initially be allocated if you elect to participate in the Systematic Transfer Enrollment Program to automatically transfer a predetermined dollar amount on a monthly basis to any of the subaccounts chosen at the time of application. The Systematic Transfer Account guarantees safety of principal and a minimum 3% effective annual return on Net Purchase Payments allocated to, and amounts transferred to, the Fixed Account. We may, in our sole discretion, declare a higher current interest rate. A current interest rate is guaranteed for at least one year. (See "THE ELIGIBLE
INVESTMENTS: The Fixed Account and Systematic Transfer Account.")

PURCHASE PAYMENTS
     A Nonqualified Policy or a Qualified Policy may be purchased with an Initial Purchase Payment of at least $5,000. You may pay additional Purchase Payments of at least $500 each at any time prior to the Annuity Starting Date and up to the Policy Anniversary next following your 88th birthday. There is no deduction from Purchase Payments for sales or administrative expenses, although a charge for any applicable premium taxes will be deducted from Purchase Payments. (See "CHARGES AND DEDUCTIONS." )
     Net Purchase Payments will be allocated among the Eligible Investments pursuant to the allocation percentages you specify in the Policy application. Any allocation must be in whole percentages, and the total allocation must equal 100%. (The Policy provides for a "Free Look Period" during which you can return the Policy for a full refund of the Accumulation Value or Purchase Payments as determined by the law of the state of issue. In some states the Net Purchase

Payment(s) allocated to the Variable Account will be held in the Money Market Subaccount during the Free Look Period, and then allocated among the other Subaccounts you chose. See "SUMMARY: Free Look Right.") Allocations for additional Net Purchase Payments may be changed by sending Written Notice to our Service Office or by telephone (subject to the provisions described below under "THE POLICY: Telephone Transactions.")

TRANSFERS
     You can transfer Accumulation Value from one Subaccount to another Subaccount or to the Fixed Account with certain limitations. The minimum amount which may be transferred is the lesser of $500 or the entire Subaccount Value. However, if following a transfer out of a particular Subaccount less than $500 remains in that Subaccount, then you must transfer that entire Subaccount Value. Transfers out of the Variable Account currently may be made as often as you wish either by telephone (subject to the provisions described below under "THE
POLICY: Telephone Transactions.") or by sending Written Notice to our Service Office.
     There is no charge for the first 12 transfers during any Policy Year. However, a charge of $10 may be imposed for any transfers from Subaccounts in excess of 12 per Policy Year. No such charge will be imposed on transfers out of the Fixed Account or the Systematic Transfer Account.
     Transfers from the Fixed Account to one or more Subaccounts of the Variable Account may be made only once each Policy Year. The maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of the Fixed Account Value on the date of the transfer. (See "THE ELIGIBLE INVESTMENTS:
Transfers.") Transfers from the Fixed Account may be delayed up to 6 months.
     All funds deposited in the Systematic Transfer Account will be automatically transferred to the subaccounts or the Fixed Account within 13 months of deposit pursuant to your instructions. These transfers do not count toward the 12 free transfers allowed each policy year. You may not transfer funds to the Systematic Transfer Account. No additional funds (other than funds designated in the application to be transferred into the Policy pursuant to an Internal Revenue Code Section 1035 transfer) may be allocated to the Systematic Transfer Account after the Date of Policy Issue. (See "THE ELIGIBLE INVESTMENTS:
Transfers.")

WITHDRAWALS
     You may elect to surrender the Policy for its Cash Surrender Value, or to withdraw a portion of the Cash Surrender Value ($500 minimum) at any time prior to the earlier of the Owner's death or the Annuity Starting Date. The Cash Surrender Value equals the Accumulation Value less any applicable Policy Fee, and any applicable premium taxes. A surrender or withdrawal request must be made by Written Request, and a request for a partial withdrawal may specify the Eligible Investment(s) from which the withdrawal is to be made, but no more than a pro-rata amount can be deducted from the Fixed Account or Systematic Transfer Account. If you do not provide specific withdrawal instructions, the withdrawal will be made pro-rata from each Eligible Investment. There is currently no limit on the frequency or timing of withdrawals from the Variable Account, but surrenders and partial withdrawals from the Fixed Account or Systematic Transfer Account may be delayed for up to six months. Withdrawals may be taxable, and subject to a tax penalty. (See "CHARGES AND DEDUCTIONS: Federal, State and Local Taxes.") If the Contract is issued pursuant to a Qualified Plan, withdrawals may be restricted by applicable law or the terms of the Qualified Plan.

CHARGES AND DEDUCTIONS
     WITHDRAWAL CHARGE. There is no charge to withdraw Purchase Payments or apply them to provide Annuity Payments.
     ACCOUNT CHARGES. We deduct a daily charge equal to a percentage of the net assets in the Variable Account for the mortality and expense risks assumed by United of Omaha. The annual rate of this charge is 1.40% of the value of each Subaccount's net assets. (See "CHARGES AND DEDUCTIONS: Mortality and Expense Risk Charge.")

     We also deduct a daily Administrative Expense Charge from the net assets of the Variable Account to partially cover expenses incurred by us in connection with the administration of the Variable Account and the Policies. The annual rate of this charge is .20% of the value of each Subaccount's net assets. (See "CHARGES AND DEDUCTIONS: Administrative Charges.")
     The account charges for mortality and expense risks and administrative expenses are guaranteed not to increase.
     ANNUAL POLICY FEE. There is also an annual Policy Fee for Policy maintenance and related administrative expenses. This fee is $30 per year and is deducted from the Accumulation Value on the last Valuation Date of each Policy Year (and upon complete surrender of the Policy). This fee will be waived if the Accumulation Value is greater than $50,000 on the last Valuation Date of the applicable Policy Year. This fee will not be increased in the future. (See "CHARGES AND DEDUCTIONS: Administrative Charges.")
     TRANSFER FEE. No fee is imposed for transfers from the Fixed Account or for the first 12 transfers from Subaccounts of the Variable Account in each Policy Year. However, a $10 Transfer Fee is imposed for the thirteenth and each subsequent request to transfer Accumulation Value from a Subaccount during a single Policy Year. This fee will not be increased in the future. (See "CHARGES AND DEDUCTIONS: Transfer Fee.")
     TAXES. We may incur premium taxes relating to the Policies. We will deduct any premium taxes related to a particular Policy from Purchase Payments, upon surrender, upon death of any Owner, or at the Annuity Starting Date. (See "CHARGES AND DEDUCTIONS: Premium Taxes.")
     No deductions are currently made for federal, state, or local income taxes. Should we determine that charges for any such taxes should be imposed with respect to any of the Accounts, we may deduct charges for such taxes or the economic burden thereof from Purchase Payments or from amounts held in the relevant Account. (See "CHARGES AND DEDUCTIONS: Federal, State and Local Taxes.")
     CHARGES AGAINST THE SERIES FUNDS. The value of the net assets of the Subaccounts of the Variable Account will reflect the investment advisory fee and other expenses incurred by the Portfolios of the Series Funds. (See "CHARGES AND
DEDUCTIONS: Other Expenses Including Investment Advisory Fees.")
     EXPENSE DATA. The charges and deductions are summarized in the following table. The purpose of this table is to help you understand the costs and expenses that the Owner will bear directly and indirectly. This table and the examples that follow should be considered only in conjunction with the detailed descriptions under the heading "Charges and Deductions" of this prospectus. This tabular information regarding expenses assumes that the entire Accumulation Value is in the Variable Account and reflects expenses of the Variable Account as well as of the Portfolios. In addition to the expenses listed below, a charge for premium taxes may be applicable.

POLICY OWNER TRANSACTION EXPENSES
     Transfer Fee            -  First 12 Transfers Per Year:           NO FEE
                             -  Over 12 Transfers in One Year:        $10 each
VARIABLE ACCOUNT ANNUAL EXPENSES (% of account value)
     Mortality and Expense Risk Fees                                   1.40%
     Administrative Expense Charge                                     0.20%
                    TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES             1.60%
OTHER ANNUAL EXPENSES
     Annual Policy Fee                                              $30 Per Year

 SERIES FUND ANNUAL EXPENSES 1/                 MANAGEMENT  OTHER   TOTAL SERIES
 (as a percentage of average net assets)           FEES    EXPENSES  FUND ANNUAL
                                                                       EXPENSES
 =============================================== ---------- ---------- =========
 Portfolio:
 Alger American Growth                             0.75%     0.10%     0.85%
 Alger American Small Capitalization               0.85%     0.07%     0.92%
 Federated Prime Money Fund II *                   0.30%     0.50%     0.80%
 Federated Fund for U.S. Government Securities     0.15%     0.65%     0.80%
 II *                                              0.65%     0.22%     0.87%
 Fidelity VIP II Asset Manager: Growth ***         0.61%     0.13%     0.74%
 Fidelity VIP II Contrafund ***                    0.51%     0.07%     0.58%
 Fidelity VIP Equity Income ***                    0.13%     0.15%     0.28%
 Fidelity VIP II Index 500 **                      0.75%     0.25%     1.00%
 MFS Emerging Growth                               0.75%     0.25%     1.00%
 MFS High Income Fund                              0.75%     0.25%     1.00%
 MFS Research                                      0.75%     0.25%     1.00%
 MFS Value Series                                  0.75%     0.25%     1.00%
 MFS World Government                              0.00%     1.75%     1.75%
 Morgan Stanley Emerging Markets Equity **         0.00%     0.70%     0.70%
 Morgan Stanley Fixed Income **                    0.65%     0.60%     1.25%
 Pioneer Capital Growth                            1.00%     0.25%     1.25%
 Pioneer Real Estate **                            0.16%     1.59%     1.75%
 Scudder Global Discovery **, *****                0.48%     0.43%     0.91%
 Scudder Growth & Income ***, *****                0.86%     0.44%     1.30%
 Scudder International                             0.00%     0.85%     0.85%
 T. Rowe Price Equity Income ****                  0.00%     1.05%     1.05%
 T. Rowe Price International ****                  0.00%     0.70%     0.70%
 T. Rowe Price Limited-Term Bond ****              0.00%     0.85%     0.85%
 T. Rowe Price New America Growth ****             0.00%     0.90%     0.90%
 T. Rowe Price Personal Strategy Balanced ****
 ----------------------------------------------- ---------- --------- =========
 ==============================================================================
 * Both Federated Prime Money Fund II and Federated Fund for U.S. Government Securities II currently bundle their fees and expenses and limit the total charge. Absent any fee waiver or expense reimbursement, the total fees and expenses for each fund would have been 1.00% and 1.25% respectively.
 ** Without fee waiver or expense reimbursement limits the following funds would have had the charges set forth below:

1/ The fee and expense data regarding each Series Fund, which are fees and expenses for 1997, was provided to United of Omaha by the Series Fund. The Series Funds are not affiliated with United of Omaha.

                                     MANAGEMENT         OTHER           TOTAL
                                        FEES           EXPENSES        EXPENSES
                                   ---------------------------------------------
   Fidelity VIP II Index 500           0.28%            0.15%            0.43%
   Morgan Stanley Emerging
       Markets Equity                  1.25%            2.87%            4.12%
   Morgan Stanley Fixed Income         0.40%            1.31%            1.71%
   Pioneer Real Estate                 0.88%            0.48%            1.36%
   Scudder Global Discovery            0.98%            2.00%*****       2.98%

 *** These funds have voluntarily agreed to limit their total annual expenses to the limits shown below:

   Fidelity VIP II Asset Manager: Growth and Fidelity VIP II Contrafund - 1.00% Fidelity VIP Equity Income and Scudder Growth & Income - 1.50%

 ****   T. Rowe Price Funds do not itemize management fees and other expenses.
 ***** Includes .25% 12b-1 fee assessed for payment of distribution administration expenses.
 ===============================================================================

------------------------------------------- =============================
EXAMPLES.2/                                  POLICY IS SURRENDERED,
AN OWNER WOULD PAY THE FOLLOWING EXPENSES   ANNUITIZED,  OR CONTINUED
ON A $1,000 INVESTMENT, ASSUMING A 5%       IN FORCE AT END OF THE TIME
ANNUAL RETURN ON ASSETS:                    PERIOD.
                                                         $
------------------------------------------- =============================
Portfolio                                   1Yr    3Yr     5Yr     10Yr
=========================================== ====== ======= ======= ======
Alger American Growth                          25      78     137    311
Alger American Small Capitalization            26      81     143    323
Federated Prime Money Fund II                  25      79     138    312
Federated Fund for U.S. Government
 Securities II                                 25      79     138    312
Fidelity VIP II Asset Manager:  Growth         26      81     141    321
Fidelity VIP II Contrafund                     24      77     137    304
Fidelity VIP Equity Income                     23      72     125    284
Fidelity VIP II Index 500                      20      62     109    246
MFS Emerging Growth                            27      85     149    337
MFS High Income Fund                           27      85     149    337
MFS Research                                   27      85     149    337
MFS Value Series                               27      85     149    337
MFS World Government                           27      85     149    337
Morgan Stanley Emerging Markets Equity         35     109     190    431
Morgan Stanley Fixed Income                    24      76     132    299
Pioneer Capital Growth                         25      78     137    311
Pioneer Real Estate                            30      93     162    368
Scudder Global Discovery                       35     109     190    431
Scudder Growth & Income                        25      79     138    312
Scudder International                          27      85     149    337
T. Rowe Price Equity Income                    26      80     140    318
T. Rowe Price International                    28      87     151    343
T. Rowe Price Limited-Term Bond                24      76     132    299
T. Rowe Price New America Growth               26      80     140    318
T. Rowe Price Personal Strategy Balanced       26      82     143    324
=========================================== ====== ======= ======= ======

These examples should not be considered representations of past or future expenses. Actual expenses paid may be greater than or less than those shown, subject to the guarantees in the Policy. The assumed 5% annual rate of return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than this assumed rate.

2/ The $30 annual Policy Fee is reflected as a daily 0.10% charge in these Examples, based on an average Accumulation Value of $30,000.

DEATH BENEFIT
   In the event that any Owner dies prior to the Annuity Starting Date (and the Policy is in force), the death benefit payable to the Beneficiary is calculated and is payable upon our receipt of Due Proof of Death of any Owner, as well as an election of the method of settlement. If any Owner dies, the death benefit will equal the greater of (a) the Accumulation Value on the later of the date on which Due Proof of Death or an election of Payout Option is received by our Service Office, less any applicable premium taxes; or (b) the sum of Net Purchase Payments less partial withdrawals. Subject to any limitations of state or federal law, the death benefit may be paid as either a lump sum cash benefit or as an Annuity. (See "DISTRIBUTIONS UNDER THE POLICY: Death Benefit.")
   Any applicable premium taxes not previously deducted will be deducted from the death benefit payable.

ACCIDENTAL DEATH BENEFIT
   If you dies from bodily injury sustained in a common carrier accident, we will pay the Death Benefit, as applicable, multiplied by two, instead of the amount that would otherwise be payable.
(See Accidental Death Benefit, p. 30).

FREE LOOK RIGHT
   You may review the Policy for a period of time and return it to our Service Office or the agent you purchased it from for a refund. The applicable period will depend on the state in which the Policy is issued. In most states it is ten
(10) days after you received the Policy. Return of the Policy is effective upon being postmarked, properly addressed, and postage pre-paid. We will pay the refund within seven (7) days after we receive written notice of cancellation and the returned Policy.
   In states that permit us to do so, we will promptly refund the Accumulation Value calculated on the date we receive the Policy and refund request. This amount may be more or less than the Purchase Payments made. In other states, we will refund the greater of Accumulation Value or Purchase Payments made under the Policy. (In these states, any portion of the initial Net Purchase Payment that is allocated to the Variable Account will be held in the Money Market Subaccount for the applicable Free Look Period plus 5 days from the date the Policy is mailed from our Service Office, to allow for this Free Look Right; the extra days are to provide time for mail or other delivery of the Policy.)

FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN THE POLICY
   With respect to Owners who are natural persons under existing tax law, there should be no federal income tax on increases (if any) in the Accumulation Value until a distribution under the Policy occurs (e.g., a withdrawal or Annuity Payment) or is deemed to occur (e.g., a pledge or assignment of a Policy). Generally, a portion of any distribution or deemed distribution will be taxable as ordinary income. The taxable portion of certain distributions will be subject to withholding unless the recipient (if permitted) elects otherwise. In addition, a penalty tax of 10% of the amount withdrawn may apply to certain distributions or deemed distributions under the Policy made prior to your attaining age 59 1/2. (See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES.")

INQUIRIES AND WRITTEN NOTICES AND REQUESTS
   Send Written Notices, Written Requests or your questions about the Policy to us at: United of Omaha Variable Product Service, P.O. Box 8430, Omaha, Nebraska 68108-0430. Telephone requests and inquiries may be made by calling 1-800-238-9354. All inquiries, Notices and Requests should include the Policy number, the Owner's name and the Annuitant's name.

VARIATIONS IN POLICY PROVISIONS
   Certain provisions of the Policies may vary from the descriptions in this Prospectus in order to comply with different state laws. Any such variations will be included in the Policy itself or in riders or amendments. A policy provision which may vary by state is the Free Look provision. One or a very few number of states also require variations in the Annuity Starting Date, Termination, and Delay of Payments or Transfers from the Fixed Account provisions.
                                      * * *

NOTE: THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION IN THE REMAINDER OF THIS PROSPECTUS AND IN THE STATEMENT OF ADDITIONAL INFORMATION AND IN THE PROSPECTUSES FOR THE SERIES FUNDS AND IN THE POLICY, ALL OF WHICH SHOULD BE REFERRED TO FOR MORE DETAILED INFORMATION. THIS PROSPECTUS GENERALLY DESCRIBES ONLY THE POLICY AND THE VARIABLE ACCOUNT. SEPARATE PROSPECTUSES DESCRIBE THE SERIES FUNDS. (THERE IS NO PROSPECTUS FOR THE FIXED ACCOUNT OR SYSTEMATIC TRANSFER ACCOUNT SINCE INTERESTS IN THE FIXED ACCOUNT AND SYSTEMATIC TRANSFER ACCOUNT ARE NOT SECURITIES. SEE "THE ELIGIBLE
INVESTMENTS: THE FIXED ACCOUNT AND THE SYSTEMATIC TRANSFER ACCOUNT.,")

                              FINANCIAL STATEMENTS

   Our Financial Statements and the related independent auditor's report are contained in the Statement of Additional Information, which is available free upon request. Since this the first prospectus for the Ultra-Access variable annuity Contracts, sales had not yet begun as of the effective date of this prospectus. Therefore, no condensed financial information is presented for such Contracts.

                     UNITED OF OMAHA LIFE INSURANCE COMPANY

   We are a stock life insurance company. We incorporated under the name United Benefit Life Insurance Company under the laws of the State of Nebraska on August 9, 1926. In 1981, we changed our name to United of Omaha Life Insurance Company. We are principally engaged in the sale of life insurance, accident and health insurance, and annuity policies, and are licensed in all states except New York and in several foreign countries and the District of Columbia. As of December 31, 1997, United of Omaha had assets of over $9.2 billion. We are a wholly-owned subsidiary of Mutual of Omaha Insurance Company.
   We may from time to time publish the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Moody's, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. The ratings should not be considered as bearing on the investment performance or safety of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's current opinion of our relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. In addition, we may publish rating and other information about our claims-paying ability, as measured by Moody's Insurance Credit Report, Standard and Poor's Insurance Ratings Services, or Duff & Phelps. These ratings are opinions regarding our financial capacity to meet the obligations of our insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Variable Account or the degree of risk associated with an investment in the Variable Account.

                            THE ELIGIBLE INVESTMENTS

   Net Purchase Payments made under a Policy may be allocated to one of the 25 Ultra-Access Subaccounts of the Variable Account, to the Fixed Account, or to a combination of these Eligible Investment(s).

THE VARIABLE ACCOUNT
   United of Omaha Separate Account C (the "Variable Account") was established as a separate investment account under the laws of the State of Nebraska on December 1, 1993. The Variable Account will receive and invest the Net Purchase Payments under the Policies that are allocated to it for investment in shares of a Series Fund.
   The Variable Account currently is divided into 25 Subaccounts. Each Subaccount invests exclusively in shares of a Portfolio of one of the Series Funds. Under Nebraska law, the assets of the Variable Account are owned by us, but they are held separately from our other assets and are not chargeable with any liabilities arising out of any other separate investment account or any of our other business which has no specific and determinable relation to or dependence upon the Variable Account. The income, gains and losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account, without regard to our other income, gains, or losses. Section 44-2212 of the Nebraska Statutes provides that "Any surplus or deficit which may arise in the Variable Account by virtue of mortality experience guaranteed by [United of Omaha] or by expense costs is adjusted by withdrawals from or additions to the Variable Account so that the assets of the Variable Account equal the liabilities." The investment performance of any Subaccount should be entirely independent of the investment performance of our general account assets or any other accounts maintained by us.
   The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Variable Account or United of Omaha.

   THE SERIES FUNDS. Each Subaccount of the Variable Account invests exclusively in shares of a specific Portfolio of one of the Series Funds, each of which is a mutual fund registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as an open-end, diversified investment management company. 3/ The assets of each Portfolio of each Series Fund are held separate from the assets of that Series Fund's other Portfolios, and each Portfolio has its own distinct investment objectives and policies. Each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. Each of the Series Funds is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment manager is responsible for selecting Portfolio investments consistent with the investment objectives and policies of the Portfolio, and conducts securities trading for the Portfolio.
   The Variable Account Portfolios, while they may have the same or similar names of retail mutual funds, are not the same as those funds. By law, insurance product variable account portfolios and retail mutual funds must be separate investment pools. A variable account portfolio and a retail mutual fund may have similar names, the same or similar investment objective and strategy, and the same investment manager. Even when these similarities exist, however, the investment manager is under no obligation to ensure that the Variable Account Portfolio and the retail mutual fund have duplicate holdings, trading activity or performance. Any similarities in this regard are coincidental, and the Variable Account Portfolio and retail mutual fund may differ substantially in these areas. The investment manager's obligation is to attempt to achieve the investment objective stated in the prospectus. For information about the performance history of any Variable Account Portfolio, please refer to further disclosure in this Prospectus or in the Series Fund prospectus for that particular Variable Account Portfolio.
   The Variable Account Portfolios, their investment objectives and investment advisers are summarized as follows:

     ALGER AMERICAN FUND - ALGER AMERICAN GROWTH PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater. (1)

     ALGER AMERICAN FUND - ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of smaller, newer companies with total market capitalization of less than $1 billion. The securities of such companies may have limited marketability and may be subject to more abrupt or erratic price changes than securities of larger, more established companies or the market averages in general.(1) (*)

     INSURANCE MANAGEMENT SERIES - FEDERATED PRIME MONEY FUND II PORTFOLIO -- invests in money market instruments maturing in thirteen months or less to achieve current income consistent with stability of principal and liquidity. The Portfolio attempts to maintain a stable net asset value of $1.00 per share, but there can be no assurance the Portfolio will be able to do so.
    (2)

     INSURANCE MANAGEMENT SERIES - FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II PORTFOLIO --seeks current income by investing in a diversified portfolio limited to U.S. government securities. (2)

     FIDELITY  VARIABLE  INSURANCE  PRODUCTS  FUND II -  FIDELITY  VIP II  ASSET
    MANAGER: GROWTH PORTFOLIO -- seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, and short-term fixed-income instruments. Although the Portfolio seeks to reduce its overall risk by diversifying among different types of investments, the fund aggressively invests in a wide variety of security types, including stocks and bonds issued in developing countries and derivative transactions. The Portfolio spreads investment risk by limiting its holdings in any one company or industry.(3, 4) (*)


3/ The registration of the Series Funds does not involve supervision of the management or investment practices or policies of the Series Funds by the SEC.

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND - FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing mainly in income-producing equity securities. In selecting investments, the Portfolio also considers the potential for capital appreciation. The Portfolio seeks to achieve a return that surpasses that of the S&P 500. The Portfolio does not expect to invest in debt securities of companies that do not have proven earnings or credit.(3)

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - FIDELITY CONTRAFUND PORTFOLIO -- seeks to increase the value of the Portfolio over the long term by investing in securities of companies that are undervalued or out-of-favor. This strategy can lead to investments in domestic or foreign companies, many of which may not be well known. The stocks of small companies often involve more risk than those of larger companies. The Portfolio may use various investment techniques to hedge the Portfolio's risk, but there is no guarantee that these strategies will work as intended.(3) (*)

    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - FIDELITY INDEX 500 PORTFOLIO -- seeks to match the total return of the S&P 500 while keeping expenses low. The Portfolio utilizes a "passive" or "indexing" approach and tries to allocate its assets similarly to those of the index. Normally 80% (65% if fund assets are below $20 million) of the fund's assets are invested in equity securities of companies that compose the S&P 500. The Standard & Poor's Corporation is neither an affiliate nor a sponsor of the fund.

     MFS VARIABLE INSURANCE TRUST - MFS EMERGING GROWTH PORTFOLIO -- seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investments in more established companies. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS HIGH INCOME PORTFOLIO -- seeks high current income by investing primarily in a diversified portfolio of fixed income securities, some of which may involve equity features. The Portfolio may invest in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS RESEARCH PORTFOLIO -- seeks to provide long-term growth of capital and future income by investing a substantial portion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the Portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

    MFS VARIABLE INSURANCE TRUST - MFS VALUE SERIES PORTFOLIO -- seeks capital appreciation by investing primarily in common stocks, including to a limited extent foreign securities which are not traded on a U.S. exchange. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities. (5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS WORLD GOVERNMENT PORTFOLIO -- seeks preservation and growth of capital, together with moderate current income by investing its assets in an internationally diversified portfolio consisting primarily of debt securities and, to a lesser extent, equity securities. The Portfolio investments are expected to consist primarily of securities which are of relatively high quality and minimal credit risk. However, an error of judgment in selecting a currency or an interest rate environment could result in a loss of capital, and a held security whose quality deteriorates significantly will be sold only if the Portfolio investment adviser believes it is advantageous to do so. (5)

    MORGAN STANLEY UNIVERSAL FUNDS, INC.- MORGAN STANLEY EMERGING MARKETS EQUITY PORTFOLIO. --seeks long-term capital appreciation by investing primarily in common and preferred stocks and other equity securities of emerging market country issuers. The Adviser's approach is to focus the portfolio's investments on those emerging market countries in which it believes the economies are developing strongly and in which the markets are becoming more sophisticated. Investing in many such countries is not feasible or may involve unacceptable political risks. Emerging market country securities pose greater liquidity risks and other risks than securities of companies located in developed countries and traded in more established markets. (6)

     MORGAN STANLEY UNIVERSAL FUNDS, INC. - MORGAN STANLEY FIXED INCOME PORTFOLIO. - seeks to achieve above-average total return over a market cycle of three to five years by investing in a diversified portfolio of U.S. Governments and Agencies, corporate bonds, foreign bonds, mortgage backed securities primarily of domestic issuers, and other fixed income securities and derivatives.(7)

    PIONEER VARIABLE CONTRACTS TRUST - PIONEER CAPITAL GROWTH PORTFOLIO -- seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.(8)

    PIONEER VARIABLE CONTRACTS TRUST - PIONEER REAL ESTATE PORTFOLIO -- seeks long-term growth of capital by investing primarily in securities of real estate investment trusts (REITs) and other real estate industry companies. Current income is the Portfolio's secondary investment objective.(8)

    SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER GLOBAL DISCOVERY PORTFOLIO -- seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world, including to a limited extent in lower rated fixed income securities or comparable unrated securities. Since the Portfolio normally will invest in both U.S. and foreign securities markets, changes in the Portfolio's unit value may have a low correlation with movements in the U.S. markets. (9)(*)

    SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER GROWTH & INCOME PORTFOLIO -- seeks long term growth of capital, current income and growth of income by investing primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. (9)

     SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER INTERNATIONAL PORTFOLIO -- seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries, and does not intend to concentrate investments in any particular industry.
    (9)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE EQUITY INCOME PORTFOLIO -- Seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.(11)

     T. ROWE PRICE INTERNATIONAL SERIES, INC. - T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks a total return on its assets from long-term growth of capital and income, by investing substantially all of its assets in common stocks of established non-U.S. companies. (10)

     T. ROWE PRICE FIXED INCOME SERIES, INC. - T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO -- seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities.
     (10)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of U.S. growth companies which operate in service industries believed to be above-average performers in their fields. Total return will consist primarily of capital appreciation or depreciation. (11)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO -- seeks the highest total return over time consistent with an emphasis on both capital appreciation and income. There are no limitations on market capitalization or types of stock the Portfolio can hold. While bond holdings are primarily investment grade, the Portfolio can also invest in more volatile below-investment grade bonds.(11) (*)

INVESTMENT ADVISERS AND SUBADVISERS OF THE SERIES FUNDS:
        (1)    Fred Alger Management, Inc.
        (2)    Federated Advisors.
        (3)    Fidelity Management & Research Company.
        (4)    Fidelity  Investment  Management  and Research  (U.K.) Inc.,  and
               Fidelity Management and Research Far East Inc., regarding research and investment recommendations with respect to companies based outside the United States.
        (5)    Massachusetts Financial Services Company.
        (6)    Morgan Stanley Asset Management, Inc.
        (7)    Miller Anderson & Sherrerd, LLP.
        (8)    Pioneer Fund Group.
        (9)    Scudder Kemper Investments, Inc.
        (10) Rowe Price-Fleming International, Inc., a joint venture between T.Rowe Price Associates, Inc. and Robert Fleming Holdings Limited
        (11)   T. Rowe Price Associates, Inc.
-----------------
(*) THESE PORTFOLIOS' INVESTMENT STRATEGIES MAY PROVIDE THE OPPORTUNITY FOR HIGHER THAN AVERAGE RETURNS BY INVESTING IN SECURITIES WITH HIGHER THAN AVERAGE RISK, SUCH AS LOWER RATED AND UNRATED DEBT AND COMPARABLE EQUITY INSTRUMENTS. PLEASE CONSULT EACH PORTFOLIO'S PROSPECTUS ACCOMPANYING THIS PROSPECTUS FOR MORE INFORMATION ABOUT THE RISK ASSOCIATED WITH SUCH INVESTMENTS.

   THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES AND A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN EACH OF THE PORTFOLIOS AND OF EACH PORTFOLIO'S FEES AND EXPENSES, IS CONTAINED IN THE PROSPECTUSES FOR THE SERIES FUNDS, CURRENT COPIES OF WHICH ACCOMPANY THIS PROSPECTUS. INFORMATION CONTAINED IN THE SERIES FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING IN A SUBACCOUNT OF THE VARIABLE ACCOUNT.

   An investment in the Variable Account, or in any Portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share.

   We may receive compensation from certain Portfolios and/or affiliate(s) of certain of the Portfolios. The amounts may be based upon an annual percentage of the average assets held in that Portfolio by the Variable Account. These amounts are intended to compensate us for administrative and other services we provide on behalf of the Portfolios.

   ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS. We do not control the Series Funds and cannot and do not guarantee that any of the Portfolios will always be available for Net Purchase Payments, allocations, or transfers. We retain the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. We reserve the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio of a Series Fund, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in our judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Subaccount will not be made without prior notice to you and the prior approval of the SEC. If required, approval of or change of any investment policy will be filed with the Insurance Department of any state in which the Policy is sold. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of requests made by Owners.

 New Subaccounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by us. Each additional Subaccount will purchase shares in a Portfolio of a Series Fund or in another mutual fund or investment vehicle. We may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. If any Subaccount is eliminated, we will notify you and request a reallocation of the amounts invested in the eliminated Subaccount. If you do not provide us with reallocation instructions, we will reinvest the amounts invested in the eliminated Subaccount in the Subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments).
   In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, we also may transfer the assets of the Variable Account associated with the Policies to another account or accounts.

HISTORICAL PERFORMANCE DATA
      From time to time, we may advertise or include in sales literature yields, effective yields, and total returns for the Subaccounts of the Variable Account. THESE FIGURES ARE BASED ON HISTORICAL PERFORMANCE AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Performance relative to certain performance rankings and indices compiled by independent organizations may also be advertised or included in sales literature. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.
    PERFORMANCE DATA. Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding Portfolios of the Series Funds. The Series Funds' performance in part reflects the Series Funds' expenses. See the Prospectuses for the Series Funds.
    The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.
      The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.
      The total return of a Subaccount refers to return quotations assuming Accumulation Value has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided.
      The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount excluding any deductions for premium tax charges). In addition, we may from time to time disclose average annual total return in non-standard formats and cumulative total return for Policies funded by the Subaccounts.

THE FIGURES ABOVE ARE AN INDICATION OF PAST, BUT NOT FUTURE, PERFORMANCE OF THE APPLICABLE SUBACCOUNTS AVAILABLE UNDER THE POLICY.

        ADJUSTED HISTORICAL PERFORMANCE DATA. We may, from time to time, also disclose yield and standard total returns for the Portfolios of the Series Funds, including such disclosure for periods prior to the dates the Subaccounts commenced operations. For periods prior to the date the Subaccount commenced operations, performance information for Policies will be calculated based on the performance of the Series Fund Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Series Fund Portfolios, with the level of Policy charges that are currently in effect (this is referred to as "adjusted historical" performance data). Such standardized but "adjusted historical" average annual total return information for the Subaccounts of Policies is as follows:


 ================================================ --------- --------- ------------ ===========
                   SUBACCOUNT                      1 Year   5 Years    10 Years      Since
              "ADJUSTED HISTORICAL"                Ended     Ended       Ended     Inception
        AVERAGE ANNUAL TOTAL RETURN TABLE         12/31/97  12/31/97   12/31/97    to
 Subaccount (date of inception of corresponding      %         %           %        12/31/97
                   Portfolio)                                                          %
 ================================================ ========= ========= ============ ===========
 Alger American Growth (1/9/89)                    23.66     17.30        N/A        17.44
 Alger American Small Capitalization (9/21/88)      9.53     10.77        N/A        17.24
 Federated Prime Money Fund II (11/21/94)           3.17      N/A         N/A         3.14
 Federated Fund for U.S. Government
 Securities (3/28/94)                               6.76      N/A         N/A         4.59
 Fidelity VIP II Asset Manager: Growth (1/3/95)    23.00      N/A         N/A        20.72
 Fidelity VIP II Contrafund (1/3/95)               22.08      N/A         N/A        26.07
 Fidelity VIP Equity Income (10/9/86)              25.99     18.16       14.78       12.75
 Fidelity VIP II Index 500 (8/27/92)               30.51     17.92        N/A        17.86
 MFS Emerging Growth (7/24/95)                     19.88      N/A         N/A        21.45
 MFS High Income (7/26/95)                         11.72      N/A         N/A        10.74
 MFS Research (7/26/95)                            18.26      N/A         N/A        20.08
 MFS Value Series (8/14/96)                        24.37      N/A         N/A        22.49
 MFS World Government (6/14/94)                    -2.80      N/A         N/A         3.14
 Morgan Stanley Emerging Markets
 Equity (10/1/96)                                  -1.18      N/A         N/A        -2.89
 Morgan Stanley Fixed Income (1/2/97)               8.09      N/A         N/A         8.09
 Pioneer Capital Growth (3/1/95)                   22.62      N/A         N/A        18.09
 Pioneer Real Estate (3/1/95)                      19.17      N/A         N/A        23.81
 Scudder Global Discovery (5/2/97)                  N/A       N/A         N/A        15.18
 Scudder Growth & Income (5/1/97)                   N/A       N/A         N/A        21.28
 Scudder International (5/1/87)                     7.24     11.81       9.93         8.01
 T. Rowe Price International  (3/31/94)             1.36      N/A         N/A         6.26
 T. Rowe Price New America Growth (3/31/94)        19.11      N/A         N/A        21.62
 T. Rowe Price Equity Income (3/31/94)             26.72      N/A         N/A        21.69
 T. Rowe Price Limited-Term Bond (5/13/94)          4.95      N/A         N/A         4.36
 T. Rowe Price Personal Strategy
 Balanced (12/31/94)                               16.07      N/A         N/A        18.13
 ================================================ ========= ========= ============ ===========

THE FIGURES ABOVE DO NOT INDICATE PRESENT, PAST, OR FUTURE PERFORMANCE OF THE APPLICABLE SUBACCOUNTS OR OF THE ACTUAL PORTFOLIOS AVAILABLE UNDER THE POLICY.

   PORTFOLIO PERFORMANCE DATA. We may also disclose average annual total returns for Series Fund Portfolios (or comparable portfolios) since their inception, including such disclosure for periods prior to the date the Variable Account commenced operations. These figures do not reflect the Variable Account or Policy expenses. Such average annual total return information is as follows:

-------------------------------------------------- ---------- ---------- --------- =============
                   SERIES FUND                      1 Year     5 Years   10 Years     Since
           AVERAGE ANNUAL TOTAL RETURN               Ended      Ended     Ended     Inception
               (date of inception)                 12/31/97   12/31/97   12/31/97  to 12/31/97
                                                       %          %         %           %
-------------------------------------------------- ---------- ---------- --------- =============
Alger American Growth (1/9/89)                         24.80      17.76       N/A         19.43
Alger American Small Capitalization (9/21/88)          18.75      11.21       N/A         19.23
Federated Prime Money Fund II (11/21/94)                4.93        N/A       N/A          4.95
Federated Fund for U.S. Government
Securities (3/28/94)                                    8.58        N/A       N/A          6.40
Fidelity VIP II Asset Manager: Growth (1/3/95)         25.07        N/A       N/A         22.73
Fidelity VIP II Contrafund (1/3/95)                    24.14        N/A       N/A         28.16
Fidelity VIP Equity Income (10/9/86)                   28.11      20.16     16.72         14.66
Fidelity VIP II Index 500 (8/27/92)                    32.82      19.91       N/A         19.87
MFS Emerging Growth (7/24/95)                          21.90        N/A       N/A         23.53
MFS High Income (7/26/95)                              13.62        N/A       N/A         12.66
MFS Research (7/26/95)                                 20.26        N/A       N/A         22.13
MFS Value Series (8/14/96)                             26.47        N/A       N/A         25.99
MFS World Government (6/14/94)                          1.13        N/A       N/A          4.92
Morgan Stanley Emerging Markets Equity (10/1/96)        0.52        N/A       N/A         -1.22
Morgan Stanley Fixed Income (1/2/97)                     N/A        N/A       N/A          9.93
Pioneer Capital Growth (3/1/95)                        22.98        N/A       N/A         18.39
Pioneer Real Estate (3/1/95)                           19.50        N/A       N/A         24.16
Scudder Global Discovery (5/2/97)                        N/A        N/A       N/A         14.03
Scudder Growth & Income (5/1/97)                         N/A        N/A       N/A         22.89
Scudder International (5/1/87)                          9.07      13.71     11.79          9.84
T. Rowe Price International  (3/31/94)                  3.09        N/A       N/A          8.07
T. Rowe Price New America Growth (3/31/94)             21.12        N/A       N/A         23.66
T. Rowe Price Equity Income (3/31/94)                  28.85        N/A       N/A         23.73
T. Rowe Price Limited-Term Bond (5/13/94)               6.74        N/A       N/A          6.16
T. Rowe Price Personal Strategy Balanced (12/31/94)    18.04        N/A       N/A         20.13

================================================== ========== ========== ========= =============

      For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

      In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or mutual fund portfolios with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.
      Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.
      Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.
      We may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying portfolio's investment experience is positive.

THE FIXED ACCOUNT AND THE SYSTEMATIC TRANSFER ACCOUNT
   This Prospectus is generally intended to serve as a disclosure document only for the Policy and the Variable Account. For complete details regarding the Fixed Account and the Systematic Transfer Account, see the Policy itself.
   The Systematic Transfer Account is the fixed account option used if, at the time of your application, you elect to participate in the Systematic Transfer Enrollment Program ("STEP program"), which is used to automatically transfer a predetermined dollar amount on a monthly basis to any of the subaccounts which are chosen at the time of application. The allocation and the predetermined dollar amount may not be changed. You must make a minimum allocation of $5,000 to the Systematic Transfer Account in order to participate in the STEP program. No additional funds (other than funds designated in the application to be transferred into the Policy pursuant to an Internal Revenue Code Section 1035 transfer) may be allocated to the Systematic Transfer Account after the Date of Issue.
   NET PURCHASE PAYMENTS ALLOCATED TO THE SYSTEMATIC TRANSFER ACCOUNT AND NET PURCHASE PAYMENTS ALLOCATED AND AMOUNTS TRANSFERRED TO THE FIXED ACCOUNT BECOME PART OF OUR GENERAL ACCOUNT ASSETS. INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), NOR IS THE
GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN ARE GENERALLY SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS, AND THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED ACCOUNT.
   The Fixed Account and the Systematic Transfer Account includes all our assets except those segregated in the Variable Account or in any other separate investment account. You may allocate Net Purchase Payments to the Fixed Account at the time of a Purchase Payment or transfer amounts from the Variable Account to the Fixed Account. Instead of you bearing the investment risk, as is the case for Accumulation Value in the Variable Account, we bear the full investment risk for all Accumulation Value in the Fixed Account. We have sole discretion to invest the assets of its general account, including the Fixed Account, subject to applicable law.

   We guarantee that we will credit interest to amounts in the Fixed Account and the Systematic Transfer Account at an effective rate of at least 3% per year. We may, in our sole discretion, credit amounts in the Fixed Account and the Systematic Transfer Account with interest at a current interest rate in excess of 3%. Once declared, a current interest rate will be guaranteed for at least one year. Different amounts of interest may be credited to the Systematic Transfer Account and the Fixed Account. One transfer out of the Fixed Account is allowed each Policy Year. Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of Fixed Account Value on the date of the transfer. No charge is imposed on such transfers. Funds allocated to the Systematic Transfer Account must be completely transferred to subaccounts or the Fixed Account within 13 months of deposit. Such transfers from the Systematic Transfer Account do not count toward the 12 free transfers between subaccounts or to the Fixed Account allowed each Policy year. You may not transfer funds to the Systematic Transfer Account. We reserve the right to modify transfer privileges at any time. (See "THE ELIGIBLE INVESTMENTS:
Transfers.") Partial withdrawals from the Fixed Account are limited to a pro rata amount (with withdrawals from the Variable Account). Withdrawals and transfers from the Fixed Account and the Systematic Transfer Account may be
delayed  for  up  to  six  months.   (See   "DISTRIBUTIONS   UNDER  THE  POLICY:
Withdrawals." ) For purposes of crediting interest, the oldest payment or transfer into the Fixed Account, plus interest allocable to that payment or transfer, is considered to be withdrawn or transferred out first; the next oldest payment plus interest is considered to be transferred out next, and so on (this is a "first-in, first-out" procedure).
   We guarantee that, at any time prior to the Annuity Starting Date, the amount in the Fixed Account or Systematic Transfer Account allocable to a particular Policy will be not be less than the amount of the Net Purchase Payments allocated or transferred to the Fixed Account or allocated to the Systematic Transfer Account, plus interest at an effective rate of 3% per year, plus any excess interest credited to amounts in the Fixed Account or Systematic Transfer Account, less any applicable premium or other taxes allocable to the Fixed Account or Systematic Transfer Account, and less any amounts deducted from the Fixed Account or Systematic Transfer Account in connection with partial withdrawals or transfers to the Variable Account.
   The current interest rates will be determined by us in our sole discretion. OUR MANAGEMENT HAS COMPLETE AND SOLE DISCRETION TO DETERMINE THE CURRENT
INTEREST RATES IN THE FIXED ACCOUNT AND THE SYSTEMATIC TRANSFER ACCOUNT. THE RATE OF INTEREST CREDITED TO EACH DEPOSIT INTO THE SYSTEMATIC TRANSFER ACCOUNT IS FIXED ON THE DATE OF EACH DEPOSIT. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE CURRENT INTEREST RATES, EXCEPT THAT WE GUARANTEE THAT FUTURE CURRENT INTEREST RATES WILL NOT BE BELOW AN EFFECTIVE RATE OF 3% PER YEAR COMPOUNDED ANNUALLY. YOU BEAR THE RISK THAT CURRENT INTEREST RATES WILL NOT EXCEED AN EFFECTIVE RATE OF 3% PER YEAR.

TRANSFERS
   Subject to the limitations and restrictions described below, you may transfer Accumulation Value out of a Subaccount of the Variable Account any time prior to the Annuity Starting Date. Do so by sending Written Notice, signed by you, to our Service Office. Transfers also may be requested by telephone, subject to the provisions described below under "THE POLICY: Telephone Transactions." We reserve the right, at any time and without notice to any party, to modify the transfer privileges under the Policy.
   You can transfer Accumulation Value from one Subaccount of the Variable Account to another, or from the Variable Account to the Fixed Account or from the Fixed Account to any Subaccount of the Variable Account within certain limits. The minimum amount which may be transferred is the lesser of $500 or the entire Subaccount Value. If the Subaccount Value remaining after a transfer is less than $500, we will include that amount as part of the transfer. Transfers out of a Subaccount currently may be made as often as you wish, subject to the minimum amount specified above. (We reserve the right to otherwise limit or restrict transfers in the future or to eliminate the transfer privilege.) We reserves the right to restrict transfers from the Variable Account to the Fixed Account of amounts previously transferred from the Fixed Account, for a period of time determined by us.
   A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred. (See "CHARGES AND DEDUCTIONS.")
   Transfers from the Fixed Account currently may be made only once each Policy Year. Transfers from the Fixed Account do not count toward the 12 free transfer limit described above, and no transfer charge will be imposed on transfers from the Fixed Account. Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of the Fixed Account Value on the date of the transfer.
   All funds allocated to the Systematic Transfer Account will be automatically transferred to subaccounts or the Fixed Account within 13 months of deposit pursuant to the Owner's allocation instructions but at a monthly rate of not less than 1/12th of the amount allocated to the Systematic Transfer Account. Transfers from the Systematic Transfer Account do not count toward the 12 free transfer limit described above, and no transfer charge will be imposed on transfers from the Systematic Transfer Account.
   The Policy is designed as a long-term investment, for retirement or other financial planning. The Policy is not intended for active trading or "market timing." Excessive transfers could harm other Policy Owners by having a detrimental effect on portfolio management (which could occur, for example, if it caused excessive commission expense or caused the manager to keep higher cash reserves than otherwise). Therefore, we reserve the right to limit the number of Transfers from the Subaccounts of the Variable Account and the Fixed Account if we believe that: (a) excessive trading by you or a specific Transfer request would have a detrimental effect on Accumulation Unit values or the share prices of the Portfolios; or (b) we are informed by one or more of the Series Funds or the Variable Account that the purchase or redemption of shares is to be restricted because of excessive trading or a Transfer or group of Transfers is deemed to have a detrimental effect on share prices of one or more Portfolios or the Variable Account.
   Where permitted by law, we may accept your authorization of third party reallocation on your behalf, subject to our rules. We may suspend or cancel such acceptance at any time. For example, third party reallocation by "market timers" could be suspended if they cause harm to other Policy Owners. We will notify you of any such suspension or cancellation. We may restrict the availability of Subaccounts and the Fixed Account for Transfers during any period in which you authorize such third party to act on your behalf. We will give you prior notification of any such restrictions. However, we will not enforce such restrictions if we are provided with satisfactory evidence that: (a) such third party has been appointed by a court of competent jurisdiction to act on your behalf; or (b) you appoint such third party to act on your behalf for all your financial affairs.

DOLLAR COST AVERAGING
   Under the Dollar Cost Averaging program, you can instruct us to automatically transfer, on a periodic basis, a predetermined amount or percentage you specify from any one Subaccount or the Fixed Account to any Subaccount(s) of the Variable Account. The automatic transfers can occur monthly, quarterly, semi-annually, or annually, and the amount transferred each time must be at least $100 and must be $50 per Subaccount. At the time the program begins, there must be at least $5,000 of Accumulation Value in the applicable Subaccount or the Fixed Account. If transfers are made from the Fixed Account, the maximum periodic transfer amount is 10% of that account's value at the time of the first Dollar Cost Averaging transfer. There is no maximum transfer amount requirement out of the Subaccounts of the Variable Account.
   If a percentage is specified for Dollar Cost Averaging transfers, the percentage is calculated on the date each transfer is processed. This means the amount of the transfer may vary with each transaction, and is dependent upon the Accumulation Value of the Subaccount(s) or Fixed Account from which the transfer is to be made. If a predetermined dollar amount is specified for Dollar Cost Averaging transfers, the amount of the transfer will not vary with each transaction regardless of changes in the Accumulation Value of the Subaccount(s) or Fixed Account from which transfers are made. The predetermined dollar amount may be changed by providing us with Written Notice.
   Dollar Cost Averaging results in the purchase of more Accumulation Units when the Accumulation Unit value is low, and fewer units when the Accumulation Unit value is high. However, there is no guarantee that the Dollar Cost Averaging program will result in higher Accumulation Value or otherwise be successful.
   You can request participation in the Dollar Cost Averaging program when purchasing the Policy or at a later date. Dollar Cost Averaging program transfers cannot begin before the end of a Policy's free look (a/k/a "right to examine") period. Transfers will begin on the 1st through the 28th day (or, if not a Valuation Date, the next following Valuation Date), as specified by you, following the Policy's free look period. If no date is selected, the Dollar Cost Averaging program will begin on the next Policy monthly anniversary following the date the Policy's free look period ends. You can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount remaining in the applicable Subaccount or, if applicable, the Fixed Account is less than $500.
   You can increase or decrease the amount or percentage of the transfers or discontinue the program by sending Written Notice to our Service Office or by telephone, if telephone transactions are authorized. There is no charge for participation in this program.

SYSTEMATIC TRANSFER ENROLLMENT PROGRAM ("STEP PROGRAM")
   At the time of application, you may elect to participate in the Systematic Transfer Enrollment Program to automatically transfer funds on a monthly basis from the Systematic Transfer Account to any of the Subaccounts of the Variable Account or to the Fixed Account which are chosen by you at the time of application. At the time the program begins, there must be at least $5,000 of Accumulation Value in the Systematic Transfer Account, and the monthly dollar amount to be transferred must be no less than 1/12th of the amount sufficient to transfer the entire amount in the Systematic Transfer Account within 13 months of deposit, and must allocate at least $50 per Subaccount. The allocation and the dollar amount to be transferred each month may not be changed. No new purchase payments (other than funds designated in the application to be transferred into the Policy pursuant to an Internal Revenue Code Section 1035 transfer) may be allocated to this account after the Policy Issue Date. Upon receipt of funds by IRC Section 1035 transfer, the 13 month period requirement is restarted from the date the transfer is received, and the 1/12th minimum monthly transfer amount is recalculated. No transfers may be made into the Systematic Transfer Account. There is no charge for participation in this program.
   Like the Dollar Cost Averaging program, the STEP program results in the purchase of more Accumulation Units when the Accumulation Unit value is low, and fewer units when the Accumulation Unit value is high. However, there is no guarantee that the STEP program will result in higher Accumulation Value or otherwise be successful. Use the STEP program if you desire to have most of your Policy funds allocated to Subaccounts of the Variable Account within a 13 month period by using dollar cost averaging concepts. If you desire is to move your Policy funds from a guaranteed interest fixed account into subaccounts of the Variable Account over a longer time period using the same concepts, you use the Dollar Cost Averaging program. Under the STEP program, all funds remaining in the Systematic Transfer Account on the date of the 13th monthly transfer date will be transferred to the Subaccounts designated by you in a pro rata amount consistent with your allocation instructions.

   STEP program transfers cannot begin before the end of the Policy's free look (a/k/a "right to examine") period. Transfers will begin on the 1st through the 28th day (or, if not a Valuation Date, the next following Valuation Date), as specified by you, following the free look period. If no date is selected, the STEP program will begin on the next Policy monthly anniversary following the date the Policy's free look period ends. The program will terminate the earlier of the date when the amount in the Systematic Transfer Account have been fully transferred or the date of the 13th monthly STEP program transfer.

ASSET ALLOCATION PROGRAM
   Under the Asset Allocation Program, you can instruct us to allocate purchase payments and Accumulation Value among the Subaccounts of the Variable Account and the Fixed Account in accordance with your allocation instructions. We will rebalance your investment by allocating purchase payments and transferring Accumulation Value among the Subaccounts and the Fixed Account to ensure conformity with current allocation instructions. Rebalancing will be performed on a quarterly, semi-annual or annual basis as specified by you. Transfers of Accumulation Value made pursuant this program will not be counted in determining whether the Transfer Fee applies. At the time the program begins, there must be at least  $10,000 of  Accumulation  Value  under the Policy.  ........The  asset allocations  are  divided  into  5  asset  allocation  models,  with  subaccount allocations in each. The 5 models are: Principal Preserver (conservative), Portfolio Protector (moderately conservative), Income Builder (moderate), Capital Accumulator (moderately aggressive), and Equity Maximizer (aggressive). United of Omaha uses the services of Ibbotson Associates to develop subaccount allocations for each model. Ibbotson Associates is a Chicago-based investment consulting firm specializing in applying investment theories and empirical findings (such as historical return data collected on the subaccount portfolios) to quantify the benefits of diversification for particular investment profiles.
     The current subaccount allocations for each asset allocation model are as follows:

------------------------------ ------------------------------------------------------------------------
                                                       ASSET ALLOCATION MODEL
                                                             ALLOCATIONS
------------------------------ ------------------------------------------------------------------------
------------------------------ -------------- -------------- ------------- -------------- -------------
          PORTFOLIO              PRINCIPAL      PORTFOLIO       INCOME        CAPITAL        EQUITY
     (LISTED AGGRESSIVE          CONSERVER      PROTECTOR      BUILDER      ACCUMULATOR    MAXIMIZER
                               (CONSERVATIVE)  (MODERATELY    (MODERATE)    (MODERATELY   (AGGRESSIVE)
      TO CONSERVATIVE)                        CONSERVATIVE)                 AGGRESSIVE)
                                     %              %             %              %             %
------------------------------ -------------- -------------- ------------- -------------- -------------
Alger American Small
Capitalization                                      5             4             10             12
Pioneer Real Estate Growth                                        4              5             6
T.Rowe Price International           6             13                           22             25
Scudder International                                             16
MFS High Income                      4              5             5
T.Rowe Price New America
Growth                                                                                         10
MFS Value Series                                    5             10            15             10
Fidelity VIP II Index 500            5             10             15            12             16
T.Rowe Price Equity Income                         10                           20
Fidelity VIP Equity Income           8                            16                           16
MFS World Government                 3              5             5
Federated Fund for U.S.
Government Securities                                                                          5
T.Rowe Price Limited-Term Bond      50             37             20            16

Morgan Stanley Fixed Income Bond     5
Federated Prime Money Fund II       19             10             5
------------------------------ -------------- -------------- ------------- -------------- -------------

   You can request participation in the Asset Allocation Program when purchasing the Policy or at a later date. You can change his allocation percentage or discontinue the program by sending Written Notice to our Service Office or by calling 1-(800) 238-9354. There is no charge for participation in this program.

                                   THE POLICY

  The Ultra-Access Variable Annuity Policy is a Flexible Payment Variable Deferred Annuity Policy. The rights and benefits under the Policy are summarized below; however, the description of the Policy contained in this Prospectus is qualified in its entirety by the Policy itself, a copy of which is available upon request from us. The Policy may be purchased as a Nonqualified Policy or as a Qualified Policy. The Policy will remain in force until surrendered for its Cash Surrender Value, or all Proceeds have been paid under a Payout Option or as a death benefit or upon termination.

POLICY APPLICATION AND ISSUANCE OF POLICIES
   Before we will issue a Policy, we must receive a completed Policy application and a minimum initial Purchase Payment of $5,000. A Nonqualified Policy ordinarily will be issued only in respect of Owner's Age 0 through 85, and a Qualified Policy ordinarily will be issued only in respect of Owner's Age 0 through 70 1/2. We reserve the right to reject any application or Purchase Payment.
   Under our Electronic Fund Transfer program, you can select a monthly payment schedule pursuant to which purchase payments will be automatically deducted from a bank or credit union account or other sources. The minimum size of an initial Purchase Payment must be at least $2,000. Each subsequent monthly payment must be at least $100.
   If your application is complete and we can accept it, we will credit your initial Net Purchase Payment to the Accumulation Value within two business days after the later of receipt of the application or receipt of the initial Purchase Payment. If the initial Purchase Payment cannot be credited because the application or other issuing requirements are incomplete, we will contact you within five business days and give you an explanation for the delay; your initial Purchase Payment will be returned at that time unless you consent to our retaining and crediting it, net of any charge for applicable premium taxes, as soon as the necessary requirements are completed.
   The date on which we credit the initial Net Purchase Payment to the Accumulation Value is the Date of Issue, and is the date used to determine Policy Years and Policy anniversaries.

PURCHASE PAYMENTS
   Make Purchase Payment checks or drafts payable to us and send them to our Service Office or give them to your United of Omaha representative who will forward them to us. The death benefit will not take effect until the check or draft for the Purchase Payment is honored.
   INITIAL PURCHASE PAYMENT. The minimum initial Purchase Payment we currently accept under both a Nonqualified Policy and a Qualified Policy is $5,000 except under the Electronic Fund Transfer Program where the minimum initial Purchase Payment is $2,000. We reserve the right to increase or decrease this amount. The initial Purchase Payment is the only Purchase Payment required to be paid under a Policy.
   ADDITIONAL PURCHASE PAYMENTS. You may pay additional Purchase Payments. The minimum additional Purchase Payment under both a Nonqualified Policy and a Qualified Policy is $500 except under the Electronic Transfer Program where the minimum additional Purchase Payment is $100. Additional Net Purchase Payments will be credited to your Policy and added to the Accumulation Value as of the Valuation Date when our Service Office receives them. We will not accept any additional Purchase Payments beginning on the Policy Anniversary following the your 88th birthday.

   ALLOCATION OF NET PURCHASE PAYMENTS. You must allocate Net Purchase Payments to one or more of the Eligible Investments. You must specify the initial allocation in the Policy application. This allocation will be used for additional Net Purchase Payments unless you request a change of allocation. All allocations must be made in whole percentages and must total 100%. The minimum allocation amount is $500 ($100 under the Electronic Fund Transfer Program). If you fail to specify how Net Purchase Payments are to be allocated, we will not accept your Purchase Payment(s). In states that permit us to refund only the Accumulation Value upon your cancellation of the Policy during the free look period, your initial Net Purchase Payment will be allocated to your selected Subaccounts on the Date of Issue. In states where at least the full Purchase Payment is refunded, we will hold the portion of the initial Net Purchase Payment (and of any additional Purchase Payments made during the free look period) allocated to the Variable Account in the Money Market Subaccount for the applicable Free Look period specified by the state of issue plus 5 days, from the date that your Policy is mailed from our Service Office. (Since the Free Look period is measured from your date of receipt of the Policy, the extra 5 days is to allow for estimated time needed for delivery of the Policy.) At the end of that period, if your Policy has not been returned for a refund, we will invest the initial Net Purchase Payment in the Subaccounts in accordance with the allocation instructions provided in your application. All additional Net Purchase Payments received after the end of the free look period will be allocated and credited to your Policy as of the Valuation Period during which they are received.
   You may change the allocation instructions for future additional Net Purchase Payments by sending Written Notice, signed by you, to our Service Office, or by telephone (subject to the provisions described below under "THE POLICY:
Telephone Transactions."). The allocation change will apply to payments received on or after the date the Written Notice or telephone request is received.
    PAYMENT NOT HONORED BY BANK. Any payment due under the Policy which is derived, all or in part, from any amount paid to us by check or draft may be postponed until such time as we determine that such instrument has been honored. Payment by certified check, banker's draft, or cashier's check will be promptly applied.
ACCUMULATION VALUE
   On the Date of Issue, the Accumulation Value equals the initial Purchase Payment less any charge for applicable premium taxes. On any Valuation Date thereafter, the Accumulation Value equals the sum of the values in the Variable Account, the Fixed Account and the Systematic Transfer Account.
   The Accumulation Value is expected to change from Valuation Period to Valuation Period, reflecting the expenses and investment experience of (or interest credited to) the selected Eligible Investments as well as the Variable Account deductions for charges.
   THE VARIABLE ACCOUNT VALUE. The Accumulation Value for each Subaccount is equal to:
         (a) the current number of Accumulation Units in the Subaccount for the Policy; multiplied by
         (b) the current Accumulation Unit value.
     A Net Purchase Payment or transfer allocated to a Subaccount is converted into Accumulation Units by dividing it by the Accumulation Unit value for the Valuation Period during which the Net Purchase Payment or transfer is allocated to the Variable Account. The initial Accumulation Unit value for each Subaccount was set at $10 when the Subaccount was established. The Accumulation Unit value may increase or decrease from one Valuation Date to the next.
     The Accumulation Unit value for a Subaccount on any Valuation Date is calculated as follows:
         (a) The net asset value per share of the Portfolio multiplied by the number of shares held in the Subaccount, before the purchase or redemption of any shares on that date; minus
         (b) the cumulative unpaid charge for the Mortality and Expense Risk Charge and Administrative Expense Charge; minus
         (c) any applicable charge for federal and state income taxes, if any; the result divided by
         (d) the total number of Accumulation Units held in the Subaccount on the Valuation Date, before the purchase or redemption of any Accumulation Units on that day.
Positive investment experience of the applicable Portfolio will increase the Accumulation Unit values and negative investment experience will decrease the Unit values. Expenses and deductions will have a negative effect on Unit values.

     THE FIXED ACCOUNT VALUE. The Accumulation Value of the Fixed Account on any Valuation Date is equal to:
         (a) the  Accumulation  Value at the end of the preceding  Policy Month;
             plus
         (b) any Net Purchase Payments credited since the end of the previous Policy Month; plus
         (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy Month; minus
         (d) any transfers from the Fixed Account to the Subaccounts since the end of the previous Policy Month; minus
         (e) any partial withdrawal taken from the Fixed Account since the end of the previous Policy Month; plus
         (f) interest credited on the Fixed Account balance.
We guarantee that the Accumulation Value in the Fixed Account will be credited with an effective annual interest rate of at least 3%.
     THE SYSTEMATIC TRANSFER ACCOUNT VALUE. The Accumulation Value of the Systematic Transfer Account on any Valuation Date is equal to:
         (a) the value at the Issue Date; plus
         (b) any transfers from the Systematic Transfer Account to the Subaccounts since the end of the previous Policy Month; plus
         (c) interest credited on the Systematic Account balance.
We guarantee the Accumulation Value in the Systematic Transfer Account will be credited with an effective interest rate of at least 3%.

TELEPHONE TRANSACTIONS
     You can make transfers, partial withdrawals of $10,000 or less, and/or change the allocation of subsequent Net Purchase Payments by telephone if you checked the "Telephone Transaction Authorization" box in the application or subsequently authorized telephone transactions in writing. (Requests to withdraw amounts exceeding $10,000 must be made in writing, signed by you.) We will not be liable for following instructions communicated by telephone that we believe to be genuine. However, we will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we fail to do so, it may be liable for any losses due to unauthorized or fraudulent instructions. All telephone requests will be recorded on voice recorder equipment for your protection. You may be required to provide your social security number and/or other information for identification purposes when you make requests by telephone.
     Telephone requests must be received at our Service Office no later than 4:00 p.m. Eastern time in order to be processed. Telephone transfer requests will not be accepted after that time.
     The telephone transaction privilege may be discontinued at any time as to some or all Owners.

NON-PARTICIPATING POLICY
     The Policy does not participate or share in our profits or surplus earnings. No dividends are payable on the Policy.

TERMINATION
     If the Accumulation Value is less than $500, we may cancel the Policy upon 60 days' notice to the you. This cancellation will be considered a full surrender of the Policy. If the Accumulation Value in any Subaccount falls below $500, we reserve the right to transfer the remaining balance, without charge, to the Money Market Subaccount.

                         DISTRIBUTIONS UNDER THE POLICY
WITHDRAWALS
     You may withdraw all or a portion of the Cash Surrender Value in exchange for a cash payment from us. The Cash Surrender Value is the Accumulation Value less any applicable Policy Fee and any applicable premium taxes. (See "CHARGES AND DEDUCTIONS.")

     You may withdraw Cash Surrender Value from the Variable Account at any time prior to the Annuity Starting Date by sending a Written Request to our Service Office. The minimum amount that can be withdrawn from any Eligible Investment is $500. After a partial withdrawal, the remaining Accumulation Value must be at least $500. In the absence of other written instructions from you, withdrawals will result in cancellation of Accumulation Units from each applicable Subaccount and the deduction of Accumulation Value from the Fixed Account or Systematic Transfer Account in the ratio that the value of each such Eligible Investment bears to the total Accumulation Value of the Policy (i.e., pro rata from each Eligible Investment). No more than a pro-rata amount may be withdrawn from the Fixed Account or Systematic Transfer Account for any partial withdrawal. Withdrawals from the Systematic Transfer Account will not affect the minimum monthly transfer amount from that Account, so will cause the total
amount  to  be  transferred  to  be  complete  in  less  time  than   originally
anticipated. If you request a surrender, the Policy must be returned to our Service Office.
     Withdrawals from the Fixed Account and Systematic Transfer Account may be delayed for up to six months.
     Withdrawals may be taxable and subject to a penalty tax. (See "CHARGES AND
DEDUCTIONS:  Certain Federal Income Tax Consequences.")
     Since you assume the investment risk with respect to Net Purchase Payments allocated to the Variable Account, and because surrenders and withdrawals are possibly subject to a charge for premium taxes, the total amount paid upon total surrender of the Policy (taking any prior partial withdrawals into account) may be more or less than the total Purchase Payments made. Following a surrender of the Policy, or at any time the Accumulation Value is zero, all your rights in the Policy will terminate.

SYSTEMATIC WITHDRAWAL PLAN
     Under the Systematic Withdrawal Plan, the you can instruct us to make automatic payments of a predetermined dollar amount or fixed percentage of Accumulation Value to them monthly, quarterly, semi-annually or annually from a specified Eligible Investment. The minimum systematic withdrawal payment is $100. The "Request for Systematic Withdrawal" form must specify a date for the first payment, which must be at least 30 but not more than 90 days after the form is submitted. You may specify the Eligible Investments from which Systematic Withdrawals will be made, but no more than a pro-rata amount can be withdrawn from the Fixed Account or Systematic Transfer Account. If you do not specify the Eligible Investments from which Systematic Withdrawals are to be taken, Systematic Withdrawals will be taken from each Eligible Investment in the proportion that the Accumulation Value in each Eligible Investment bears to the total Accumulation Value of the Policy.
    A qualified tax adviser should be consulted before a Systematic Withdrawal Plan is requested since distributions under such a Plan may be taxable and subject to a penalty tax. (See "CHARGES AND DEDUCTIONS: Certain Federal Income Tax Consequences.")

ANNUITY PAYMENTS
     Payees receiving Annuity Payments under the Policy must be individuals who receive payments in their own behalf unless otherwise agreed to us. Any Payout Option chosen will be effective when we acknowledges it. We may require proof of your or the Annuitant's age or survival. The level of Annuity Payments is determined by the Accumulation Value, the age and sex of the Annuitant, and the Payout Option elected. Where required by law, Annuity Payments will be determined without regard to the Annuitant's sex.
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

     ANNUITY STARTING DATE. Unless the Annuity Starting Date is changed, Annuity Payments under a Policy will begin on the Annuity Starting Date you selected on your Policy application. The Annuity Starting Date may not be any earlier than the second Policy Anniversary. The Payout Options available between the second and eighth Policy Anniversary are Options 2 or 3 provided payment installments are over a period of at least eight years, or Option 4. After the eighth Policy Anniversary, all Payout Options are available.
     The latest Annuity Starting Date permitted is when the Annuitant attains age 95 (age 85 in Pennsylvania). An earlier Annuity Starting Date is required for Qualified Contracts. You may change the Annuity Starting Date by sending Written Notice to us, provided that we receive your notice at our Service Office at least thirty (30) days prior to the then current Annuity Starting Date.

     ELECTION OF PAYOUT OPTION. You will choose a Payout Option, to provide variable annuity payments or fixed annuity payments or a combination of both, under which the Policy Proceeds will be paid to the Payee(s)shown in the Policy application. During your lifetime and prior to the Annuity Starting Date, you may change the election, but Written Notice of any election or change of election must be received by you at our Service Office at least thirty (30) days prior to the Annuity Starting Date. If no election is made prior to the Annuity Starting Date, then the Accumulation Value in the Variable Account will be used to provide variable Annuity Payments, and the Accumulation Value in the Fixed Account will be used to provide fixed Annuity Payments, and Annuity Payments will be made under Option 4 providing lifetime income with payments guaranteed for 10 years. We reserve the right to pay the Proceeds in one sum when the Proceeds are less than $2,000, or when the Payout Option chosen would result in periodic payments of less than $20.
    If you die prior to the Annuity Starting Date (and the Policy is in force), the Beneficiary may elect to receive the death benefit under one of the Payout Options, to the extent allowed by law and subject to the terms of any settlement agreement. (See "DISTRIBUTIONS UNDER THE POLICY: Death Benefit.")
     The longer the guaranteed or projected Payout Option period, the lower the amount of each payment.
     Unless you specify otherwise, the Payee shall be the Annuitant.

     FIXED ANNUITY PAYMENTS. Fixed annuity payments are available under all six Payout Options below. Under each fixed Payout Option the amount of each payment will be set on the Annuity Starting Date and will not change. Annuity Payments will begin on that date. The Annuity Purchase Value will be transferred to our general account, and the Annuity Payments will be fixed in amount by the fixed annuity provisions selected and the age and sex (if consideration of sex is allowed) of the Annuitant. The guaranteed effective annual interest rate used in the Payout Options is 3%. Using a procedure approved by our Board of Directors, we may, at its sole discretion, declare additional interest to be paid or credited annually for Payout Options 1, 2, 3, or 6. Current immediate annuity rates for the same class of annuities will be used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts are based on the 1983 Table "A" mortality table, and 3.0% guaranteed interest rate. Current amounts may be obtained from us. For further information, contact our Service Office.

     VARIABLE ANNUITY PAYMENTS. Only Payout Options 2, 4, and 6 are available for variable annuity payments. The dollar amount of the first monthly annuity payment will be determined by applying the Annuity Purchase Value allocated to variable annuity payments to the annuity table applicable to the Payout Option chosen. The tables are determined from the 1983 Table "a" mortality table with an assumed investment rate of 4%. If more than one subaccount has been selected, the Annuity Purchase Value of each subaccount is applied separately to the annuity table to determine the amount of the first annuity payment attributable to that particular subaccount.
     All variable annuity payments other than the first will vary in amount according to the investment performance of the applicable subaccounts. The amount of each subsequent payment is the sum of: the number of Variable Annuity Units for each subaccount as determined for the first annuity payment multiplied by the value of a Variable Annuity Unit for that subaccount 10 days prior to the date the variable annuity payment is due. This amount may increase or decrease from month to month.

    If the net investment return of a subaccount for a payment period is equal to the pro-rated portion of the 4% annual assumed investment rate, the variable annuity payment attributable to that subaccount for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 4% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 4%, the payment for that period will be less than the payment for the prior period.

     TRANSFERS BETWEEN FIXED AND VARIABLE SUBACCOUNTS. After the Annuity Starting Date, the annuitant may exchange the value of a designated number of Variable Annuity Units of a particular subaccount into other Variable Annuity Units, the value of which would be such that the dollar amount of an annuity payment made on the date of the exchange would be unaffected by the fact of the exchange. No more than four (4) exchanges may be made within each account year.
     Transfers may be made between subaccounts and from a subaccount to the fixed account. No exchanges may be made from the fixed account to the variable subaccounts. Transfers will be made using the Variable Annuity Unit values for the Valuation Period during which any request is received by our Service Office.

    PAYOUT OPTIONS. The Policy provides six Payout Options which are described below.

         OPTION 1 -- PROCEEDS HELD ON DEPOSIT AT INTEREST. While the proceeds are held by us, we will annually:
     (a)  pay interest to the Payee; or
     (b)  add interest to the Proceeds.
         OPTION 2 -- INCOME OF A SPECIFIED AMOUNT. The Proceeds will be paid in monthly installments of a specified amount over at least a five year period until the Proceeds, with interest, have been fully paid.
         OPTION 3 -- INCOME FOR A SPECIFIED PERIOD. The Proceeds will be paid in installments for the number of years chosen. The monthly incomes for each $1,000 of Proceeds, shown in the table set forth in the Policy, include interest. United of Omaha will provide the income amounts for payments other than monthly upon request.
         OPTION 4 -- LIFETIME INCOME. The Proceeds will be paid as monthly income for as long as the Annuitant lives. The following guarantees are available:
            GUARANTEED PERIOD - The monthly income will be paid for a minimum of 10 years and as long thereafter as the Annuitant lives; or GUARANTEED AMOUNT - The monthly income will be paid until the sum of all payments equals the Proceeds placed under this option and as long thereafter as the Annuitant lives.
The monthly income will be the amount computed using either the Lifetime Monthly Income Table set forth in the Policy (which is based on the 1983 Table "A" mortality table and interest at 3%, adjusted to age last birthday) or, if more favorable to the Annuitant, United of Omaha's then current lifetime monthly income rates for payment of Proceeds. If a variable Payout Option is chosen, all variable annuity payments, other than the first variable annuity payment, will vary in amount according to the investment performance of the applicable Subaccounts (see "DISTRIBUTIONS UNDER THE POLICY: Variable Annuity Payments.").
     Note Carefully. If no guarantee is elected, then it would be possible for only one Annuity Payment to be made if the Annuitant(s) were to die before the due date of the second annuity payment; only two Annuity Payments if the Annuitant(s) were to die before the due date of the third annuity payment; and so forth.
     When the Annuitant dies, any remaining guaranteed Annuity Payments will be paid to the Beneficiary. When the last Payee dies, we will pay to the estate of that Payee any remaining guaranteed Annuity Payments.
         OPTION 5 -- LUMP SUM.  The Proceeds will be paid in one sum.
         OPTION 6 -- ALTERNATIVE SCHEDULE. Upon request and if available, we will provide payments for other options, including joint and survivor periods. Certain options may not be available in some states. If variable Annuity Payments are being made under Option 2 or 6 and do not involve life contingencies, then the Owner may surrender the Contract and receive the commuted value of any unpaid Annuity Payments.

Additional information about any Payout Option may be obtained by contacting our Service Office.

                                      * * *

     A portion or the entire amount of the Annuity Payments may be taxable as ordinary income. If, at the time the Annuity Payments begin, you have not provided us with a written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government. Withholding is mandatory for certain Qualified Policies. (See "CHARGES AND DEDUCTIONS: Certain Federal Income Tax Consequences.")

DEATH BENEFIT
     DEATH OF OWNER PRIOR TO ANNUITY STARTING DATE. If any Owner or joint Owner dies prior the Annuity Starting Date (and the Policy is in force), the Policy will terminate, and a death benefit will be paid to the Beneficiary. The death benefit will equal the largest of (i) the Accumulation Value, on the later of the date on which Due Proof of Death or an election of Payout Option is received our Service Office, less any charge for applicable premium taxes; or (ii) the sum of Net Purchase Payments, less partial withdrawals.
     The death benefit is payable upon receipt of Due Proof of Death of the first Owner to die, election of a Payout Option, and proof that such Owner died prior to the commencement of Annuity Payments. The death benefit generally will be paid within seven days, or as soon thereafter as we have sufficient information about the Beneficiary to make the payment. The Beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the Payout Options described above, unless a settlement agreement is effective at the death of the Owner that prevents such election. The Beneficiary must make such election within sixty days of the date we receive Due Proof of Death; otherwise a lump sum payment will be made.
     If an Owner of the Policy is a corporation, trust or other nonindividual, the primary Annuitant will be treated as an Owner of the Policy for purposes of the death benefit. The "primary Annuitant" is that individual whose life affects the timing or the amount of the payout under the Policy. A change in the primary Annuitant will be treated as the death of an Owner.
     If the Annuitant is an Owner or joint Owner, the death of the Annuitant will be treated as the death of an Owner rather than of the Annuitant.
     (If the Annuitant is not an Owner and the Annuitant dies before the Annuity Starting Date, the Owner may name a new Annuitant if such Owner(s) is not a corporation or other non-individual or if such Owner is the trustee of a Code Sec. 401(a) retirement plan. If the Owner does not name a new Annuitant, the Owner will become the Annuitant.)
     Any applicable premium tax not previously deducted will be deducted from the death benefit payable.
     ACCIDENTAL DEATH BENEFIT. If any Owner or Joint Owner dies from bodily injury sustained in a common carrier accident, we will pay the Death Benefit, multiplied by two, instead of the amount that would otherwise be payable.
     For this benefit to be payable, you must sustain bodily injury while a passenger in a common carrier. Death must be independent of any sickness or other causes and must occur within 90 days of the date of the accident. We will pay only the Death Benefit if your death results from the following: (a) suicide; (b) an act of declared or undeclared war; (c) an injury received while intoxicated; (d) an injury received while the owner is under the influence of a controlled substance, unless administered on the advice of a physician; or (e) an injury received while committing a felony or engaged in an illegal occupation. The Accidental Death Benefit may not be available in all states.
     DEATH OF OWNER ON OR AFTER ANNUITY STARTING DATE. If any Owner or joint Owner dies on or after the Annuity Starting Date and before all the Proceeds have been paid, any remaining Proceeds will be paid at least as rapidly as under the Payout Option in effect at the time of the death.
     BENEFICIARY. You may change the named Beneficiary by sending Written Notice to our Service Office unless the named Beneficiary is irrevocable. When we record and acknowledge the change, it will be effective as of the date you signed the request. The change will not apply to any payments made or other action taken by us before recording. If the named Beneficiary is irrevocable, you may change the named Beneficiary only by joint written request from you and the Beneficiary. If more than one named Beneficiary is designated, and you fail to specify their interests, they will share equally.
     If there are joint Owners, the surviving joint Owner will be deemed the Beneficiary, and the Beneficiary named in the Policy application or as subsequently changed will be deemed the contingent Beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent Beneficiary.
     If the Beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.
     If the named Beneficiary does not survive you, then your estate is the Beneficiary.

IRS REQUIRED DISTRIBUTION
     Federal tax law requires that if a Policy Owner of a nonqualified Policy dies before the Annuity Starting Date, then the entire value of the Policy must generally be distributed within five years of the date of death of such Policy Owner. Therefore, generally, any death benefit must be paid within five years after the date of death. The five-year rule does not apply to that portion of the Proceeds which (a) is payable to or for the benefit of an individual Beneficiary; and (b) will be paid over the lifetime or the life expectancy of that Beneficiary as long as payments begin not later than one year after the date of the Owner's death. Special rules may apply to the spouse of the deceased Owner. See "Federal Tax Matters" in the Statement of Additional Information for a detailed description of these rules. Other required distribution rules apply to Qualified Contracts. (See "CHARGES AND DEDUCTIONS: Certain Federal Income Tax Consequences.") The Policy contains provisions designed to comply with these requirements.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM
     The Texas Educational Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest in a variable annuity Policy issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; (3) death or (4) participant's attainment of age 70 1/2. Accordingly, a participant in the ORP (or the participant's estate if the participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before the Policy can be redeemed.

                             CHARGES AND DEDUCTIONS

     We will make certain charges and deductions in connection with the Policy in order to compensate it for incurring expenses in distributing the Policy, bearing mortality and expense risks under the Policy, and administering the Accounts and the Policies. Charges may also be made for premium taxes, federal, state or local taxes (or the economic burden thereof), or for certain transfers. Charges and expenses are also deducted from each Portfolio.

WITHDRAWAL CHARGE
     We impose no charges upon withdrawals of Purchase Payments from the Policy or from amounts applied to provide Annuity Benefits.

MORTALITY AND EXPENSE RISK CHARGE
     We impose a daily charge as compensation for bearing certain mortality and expense risks in connection with the Policies. This charge is equal to an annual rate of 1.40% (.000038626% daily) of the value of the net assets in the Variable Account and it will not increase. The Mortality and Expense Risk Charge is reflected in the accumulation unit values for each Subaccount.
     Accumulation Values and Annuity Payments are not affected by changes in actual mortality experience or by actual expenses incurred by us. The mortality risks we assume arise from our contractual obligations to make Annuity Payments (determined in accordance with the Annuity tables and other provisions contained in the Policy) and to pay death benefits prior to the Annuity Starting Date. Thus, you are assured that neither an Annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the periodic Annuity Payments that the Payee will receive under your Policy.
     The expense risk assumed by us is the risk that our actual expenses in administering the Policy will exceed the amount recovered through the Administrative Charges.
     If the Mortality and Expense Risk Charge is insufficient to cover our actual costs, we will bear the loss; conversely, if the charge is more than sufficient to cover costs, the excess will be profit to us. We expect a profit from this charge.

ADMINISTRATIVE CHARGES
     In order to cover the costs of administering the Policies, we deduct an annual Policy Fee from the Accumulation Value and also deducts a daily Administrative Expense Charge from the assets of each Subaccount.
     The annual Policy Fee is deducted from the Accumulation Value of each Policy on the last Valuation Date of each Policy Year prior to the Annuity Starting Date (and upon a complete surrender). This annual Policy Fee is $30, and it will not be increased. The annual Policy Fee will be deducted from each Subaccount of the Variable Account in the same proportion that the Accumulation Value in each such Subaccount bears to the total Accumulation Value in the Variable Account. The portion of the annual Policy Fee deducted from the Subaccounts will be deducted by canceling Accumulation Units. This fee is waived if the Accumulation Value exceeds $50,000 on the last Valuation Date of the applicable Policy Year. The fee is also waived for sales of the Policy to employees of United of Omaha or its affiliated companies.
     We also deduct a daily Administrative Expense Charge from the assets of each Subaccount of the Variable Account. This charge is equal to an annual rate of .20% (.000005485% daily) of the net assets of each Subaccount of the Variable Account. The Administrative Expense Charge will not be increased in the future.

TRANSFER FEE
     There is no charge for transfers from the Fixed Account or Systematic Transfer Account or for the first 12 transfers from Subaccounts of the Variable Account in each Policy Year. However, there is a $10 fee for the thirteenth and each subsequent request made by the Owner to transfer Accumulation Value from a Subaccount during a single Policy Year. Any applicable Transfer Fee is deducted from the amount transferred. All transfer requests made simultaneously will be treated as a single request. No transfer fee will be imposed for any transfer which is not at your request.
The Transfer Fee will not increase.

PREMIUM TAXES
     Various states and other governmental entities levy a premium tax, currently ranging up to 3.5%, on annuity contracts issued by insurance companies. Premium tax rates are subject to change from time to time by legislative and other governmental action. In addition, other governmental units within a state may levy such taxes.
     The timing of tax levies varies from one taxing authority to another. If premium taxes are applicable to your Policy, a charge for such taxes will be deducted (except in Oregon), depending on when such taxes are paid to the taxing authority, either (a) from Purchase Payments as they are received, (b) upon payment in respect of a Surrender of the Policy, (c) upon death of any Owner, or
(d) upon application of the Proceeds to a Payout Option.

FEDERAL, STATE AND LOCAL TAXES
     No charges are currently made for federal, state, or local taxes other than premium taxes. However, we reserve the right to deduct amounts from the Subaccounts for such taxes or any other economic burden resulting from imposition of the tax laws that we determine to be properly attributable to the Variable Account in the future.

OTHER EXPENSES INCLUDING INVESTMENT ADVISORY FEES
     Each Portfolio of the Series Funds is responsible for all of its expenses. The net assets of each Portfolio of the Series Funds will reflect deductions in connection with the investment advisory fee and other expenses.
     For more information concerning the investment advisory fee and other charges against the Portfolios, see the Summary of this Prospectus and the prospectuses for the Series Funds, current copies of which accompany this Prospectus.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     THE FOLLOWING DISCUSSION IS A GENERAL DESCRIPTION OF FEDERAL TAX CONSIDERATIONS RELATING TO THE POLICY AND IS NOT INTENDED AS TAX ADVICE. THIS DISCUSSION IS NOT INTENDED TO ADDRESS THE TAX CONSEQUENCES RESULTING FROM ALL OF THE SITUATIONS IN WHICH A PERSON MAY BE ENTITLED TO OR MAY RECEIVE A DISTRIBUTION UNDER THE POLICY. ANY PERSON CONCERNED ABOUT THESE TAX IMPLICATIONS SHOULD CONSULT A COMPETENT TAX ADVISOR BEFORE INITIATING ANY TRANSACTION. THIS DISCUSSION IS BASED UPON OUR UNDERSTANDING OF THE PRESENT FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED BY THE INTERNAL REVENUE SERVICE. NO REPRESENTATION IS MADE AS TO THE LIKELIHOOD OF THE CONTINUATION OF THE PRESENT FEDERAL INCOME TAX LAWS OR OF THE CURRENT INTERPRETATION BY THE INTERNAL REVENUE SERVICE. MOREOVER, THIS SUMMARY DISCUSSES ONLY CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO "UNITED STATES PERSONS," AND NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS. UNITED STATES PERSONS MEANS CITIZENS OR RESIDENTS OF THE UNITED STATES, DOMESTIC CORPORATIONS, DOMESTIC PARTNERSHIPS AND TRUSTS OR ESTATES THAT ARE SUBJECT TO UNITED STATES FEDERAL INCOME TAX REGARDLESS OF THE SOURCE OF THEIR INCOME.

     The Policy may be purchased on a non-tax qualified basis ("Nonqualified Policy") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Policy"). Qualified Policies are designed for use by individuals whose Purchase Payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), or 408A of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of Federal income taxes on the amounts held under a Policy, on Annuity Payments, and on the economic benefit to the Policy Owner, the Annuitant, or the Beneficiary depends, among other things, on the type of retirement plan, on the tax and employment status of the individual concerned and on the employer's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Policy with proceeds from a tax qualified plan and receiving distributions from a Qualified Policy in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Policies should seek competent legal and tax advice regarding the suitability of the Policy for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Policy. The following discussion assumes that a Qualified Policy is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

TAX STATUS OF THE POLICY
     The following discussion is based on the assumption that the Policy qualifies as an annuity contract for federal income tax purposes. The Statement of Additional Information discusses the requirements for qualifying as an annuity.

TAXATION OF ANNUITIES
     IN GENERAL. Section 72 of the Code governs taxation of annuities in general. We believe that the Policy Owner who is a natural person generally is not taxed on increases (if any) in the value of a Policy until distribution occurs by withdrawing all or part of the Accumulation Value (e.g., partial withdrawals, full surrenders or Annuity Payments under the Payout Option elected). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value (and in the case of a Qualified Policy, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.
     The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the Policy's Accumulation Value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule, and a prospective Policy Owner that is not a natural person may wish to discuss these with a competent tax adviser.

                                       38
     THE FOLLOWING DISCUSSION GENERALLY APPLIES TO A POLICY OWNED BY A NATURAL PERSON.

     SURRENDERS AND PARTIAL WITHDRAWALS. In the case of a surrender or partial withdrawal (including systematic withdrawals) under a Qualified Policy, under
Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit for balance under the retirement plan. The "investment in the contract" generally equals the amount of any purchase payments paid by or on behalf of any individual. For a Policy issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from a Qualified Policy.
     With respect to Nonqualified Policies, partial withdrawals (including systematic withdrawals) are generally treated as taxable income to the extent that the Accumulation Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time.
     Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."
     ANNUITY PAYMENTS. Although tax consequences may vary depending on the Payout Option elected under the Policy, in general, only the portion of the payout that represents the amount by which the Accumulation Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional payments is taxable. In general there is no tax on the portion of each Annuity Payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Annuity Payments for the term of the payments; however, the remainder of each Annuity Payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional Annuity Payments is taxable. If Annuity Payments cease by reason of the death of the Annuitant, the excess (if any) of the "investment in the contract" as of the Annuity Starting Date over the aggregate amount of Annuity Payments received on or after the Annuity Starting Date that was excluded from gross income is allowable as a deduction for the last taxable year of the Annuitant.
     PENALTY TAX. In the case of a distribution pursuant to a Nonqualified Policy, there may be imposed a Federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (a) made on or after the date on which the Policy Owner attains age 59 1/2; (b) made as a result of death or disability of a Policy Owner; (c) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of the Policy Owner and a "designated beneficiary"; (d) from a qualified plan; (e) allocable to investment in the Policy before August 14, 1982; (f) under a qualified funding asset (as defined in Code section 130(d)); (g) under an immediate annuity (as defined in Code Section 72(u)(4)); or (h) which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service. Other tax penalties may apply to certain distributions under a Qualified Policy.
     DEATH BENEFIT PROCEEDS. Amounts may be distributed from the Account because of the death of a Policy Owner. Generally, such amounts are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Payout Option, they are taxed in the same manner as Annuity Payments, as described above.
     TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE POLICY. A transfer of ownership of a Policy, the designation of an Annuitant or Beneficiary who is not also the Policy Owner, the selection of certain annuity starting dates, or the exchange of a Policy may result in certain tax consequences to the Policy Owner that are not discussed herein. Policy Owners contemplating any such transfer, assignment, or exchange of a Policy should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

     MULTIPLE POLICIES. All nonqualified deferred annuity contracts that are issued by United of Omaha (or its affiliates) to the same Policy Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includable in gross income under section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contract as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws. Any Policy Owner or prospective Policy Owner contemplating the purchase of more than one annuity in a calendar year should consult a tax advisor.
     WITHHOLDING. Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. Effective January 1, 1994, distributions from certain qualified plans are generally subject to mandatory withholding. Certain states also require withholding of state income taxes whenever federal income taxes are withheld.

    POSSIBLE CHANGES IN TAXATION. Legislation has been proposed in 1998 that, if enacted, would adversely affect the federal taxation of certain insurance and annuity contracts. For example, one proposal would tax transfers among investment options and tax exchanges involving variable insurance contracts. A second proposal would reduce the "investment in the contract" under Cash Value Life insurance and certain annuity contracts by certain amounts, thereby increasing the amount of income for purposes of computing gain. Although the likelihood of there being any changes is uncertain, there is always the possibility that the tax treatment of the Policies could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax advisor with respect to legislative developments and their effect on the Policy.
     OTHER TAX CONSEQUENCES. As noted above, the foregoing discussion of the Federal income tax consequences under the Policy is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect United of Omaha's understanding of current law and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Policy depend on the individual circumstances of each Policy Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

QUALIFIED PLANS
     The Policy may be used with certain qualified plans as described in the following paragraphs. The tax rules applicable to Policy Owners in qualified plans, including restrictions on contributions and benefits, taxation of distributions and any tax penalties, vary according to the type of plan and the terms and condition of the plan itself. Various tax penalties may apply to contributions in excess of specified limits, distribution that do not satisfy specified requirements and certain other transactions with respect to qualified plans. Therefore, no attempt is made to provide more than general information about the use of the Policy with qualified plans. Policy Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the provisions of the Policy. Some retirement plans are subject to distribution and other requirements that are not incorporated in United of Omaha's Policy provisions or administration procedures. Policy Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policy comply with applicable law. Following are brief descriptions of the circumstances in which United of Omaha will issue the Policy in connection with qualified plans. When issued in connection with a qualified plan, the Policy will be amended to conform with certain requirements of the Code, and this amendment must be approved by the applicable State Insurance Department before the Policy is available for use with a qualified plan. The Policy may not be available in all States for all types of qualified plans.
     For qualified plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Policy Owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Policy Owner (or plan participant) reaches age 70 1/2. For IRAs described in Section 408, distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Policy Owner (or plan participant) reaches age 70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Policy Owner's death.
     QUALIFIED PENSION OR PROFIT SHARING PLANS. Section 401(a) of the Code permits employers to establish retirement plans for employees and also permits self-employed individuals to establish retirement plans for themselves and their employees. Subject to the Policy's purchase payment limits, the Policy may be issued to the trustee of such plan if the trustee is the Owner and Beneficiary of the Policy, if the trustee or the employer selects the Policy as a plan investment, and if the trustee arranges for plan services from a party other than United of Omaha (unless an officer of United of Omaha agrees in writing to perform services before the Policy is issued). If the participant directs investments under the plan, an individual Policy must be issued for each participant. Purchasers of a Policy for use with such plans should seek competent advice regarding the suitability of the Policy to their specific needs. Adverse tax or other legal consequences to the plan, the participant or to both may result if the Policy is assigned or transferred to any individual as a means to provide benefit payments, unless the plan establishes compliance with all legal requirements applicable to such benefits prior to transfer of the Policy. INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Also, distribution from certain other types of qualified plans may be "rolled over" on a tax-deferred basis to an IRA. The Taxpayer Relief Act of 1997 added several features to the IRA permitting withdrawals prior to age 59 1/2 without federal tax penalty for such uses as purchase of a first residence and education. This Act also created a new kind of IRA, known as a "Roth IRA." Unlike the traditional IRA, deposits in a Roth IRA are not deductible, but if certain specified conditions are met, distributions from Roth IRA's can be tax free. Assets in a Roth IRA accumulate on a tax-deferred, and potentially tax-free, basis. Subject to the Policy's purchase payment limits, the Policy may be issued as an IRA or Roth IRA. Purchasers of a Policy for use as an IRA or Roth IRA will be provided with supplemental information required by the Internal Revenue Service. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA/Roth IRA or their purchase. Purchasers should seek competent advice as to the suitability of the Policy to their specific needs. An IRA or Roth IRA cannot be assigned.
     SIMPLE RETIREMENT ACCOUNTS. Certain small employers may establish Simple Retirement Accounts as provided by Section 408(p) of the Code, under which employees may elect to defer up to $6,000 (as increased for cost of living adjustments) as a percentage of compensation. The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a Simple Retirement Account are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan. The failure of the Simple Retirement Account to meet Code requirements may result in adverse tax consequences.
     TAX SHELTERED ANNUITIES. Section 403(b) of the Code permits public school employees and employees of certain types of religious, charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to direct the purchase of annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for income tax purposes. This Section 403(b) annuity contract is commonly referred to as a "Tax Sheltered Annuity". Subject to the Policy's purchase payment limits, the Policy may be issued as a Tax Sheltered Annuity if each purchase payment is a direct transfer from another Tax Sheltered Annuity Policy. The Policy may not be issued to accept direct purchase payments from an employer's payroll office. In addition, the Policy prohibits withdrawals or distributions except upon the Annuitant's death, attainment of age 59 1/2, separation from service or disability; and the Policy does not provide for hardship withdrawals. Purchasers of a Policy for use as a Tax Sheltered Annuity should seek competent advice as to the suitability of the Policy to their specific needs. A Tax Sheltered Annuity cannot be assigned.

                           DISTRIBUTOR OF THE POLICIES

     Mutual of Omaha Investor Services, Inc. ("MOIS"), Mutual of Omaha Plaza, Omaha Nebraska 68175, is the principal underwriter of the Policies. Like United of Omaha, MOIS is a 100% owned subsidiary of Mutual of Omaha Insurance Company. MOIS has entered or will enter into one or more contracts with various broker-dealers for the distribution of the Policies. MOIS is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions paid to a broker-dealer will be up to 7 1/2% of Purchase Payments.

                                    VOTING RIGHTS

     To the extent required by law, we will vote Series Fund shares held by the Variable Account at regular and special shareholder meetings of the Series Funds in accordance with instructions received from persons having voting interests in the portfolios. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote Series Fund shares in its own right, it may elect to do so. The Series Funds may not hold routine annual Shareholder meetings.
     You hold the voting interest in the selected Portfolios. The number of votes that you have the right to instruct will be calculated separately for each Subaccount. The number of votes that you have the right to instruct for a particular Subaccount will be determined by dividing your Accumulation Value in the Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted. Each Owner having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

                             PREPARING FOR YEAR 2000

     Like all financial services providers, we utilize systems that may be affected by Year 2000 transition issues and relies upon service providers, including investment managers, whose own systems may also be affected. We have developed, and is in the process of implementing, a Year 2000 transition plan, and are confirming that our service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on us. However, as of the date of this prospectus, we do not anticipate that you will experience negative effects on your investment, or on the services provided in connection therewith, as a result of Year 20000 transition implementation.

                                LEGAL PROCEEDINGS

     There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Variable Account.

                       STATEMENT OF ADDITIONAL INFORMATION

     A Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:


                                TABLE OF CONTENTS
                                                                  Page

The Policy-General Provisions....................................    2
     Owner and Joint Owner.......................................    2
     Death of Annuitant..........................................    2
     Entire Contract.............................................    2
     Deferment of Payment and Transfers..........................    2
     Incontestability ...........................................    2
     Misstatement of Age or Sex..................................    2
     Nonparticipating............................................    3
     Assignment    ..............................................    3
     Evidence of Age or Survival.................................    3
Federal Tax Matters..............................................    3
     Tax Status of the Policy....................................    3
     Taxation of United of Omaha.................................    4
State Regulation of United of Omaha .............................    4
Administration     ..............................................    5
Records and Reports .............................................    5
Distribution of the Policies ....................................    5
Custody of Assets  ..............................................    5
Historical Performance Data......................................    5
     Money Market Yields ........................................    6
     Other Subaccount Yields ....................................    6
     Total Returns ..............................................    7
     Other Performance Data......................................    7
Legal Matters      ..............................................    10
Other Information  ..............................................    10
Financial Statements.............................................    10

                       STATEMENT OF ADDITIONAL INFORMATION

                        THE ULTRA-ACCESS VARIABLE ANNUITY

               Issued through: UNITED OF OMAHA SEPARATE ACCOUNT C

               Offered by: UNITED OF OMAHA LIFE INSURANCE COMPANY

                              Mutual of Omaha Plaza
                              Omaha, Nebraska 68175


     This Statement of Additional information expands upon subjects discussed in the current Prospectus for the Ultra-Access Variable Annuity Policy (the "Policy") offered by United of Omaha Life Insurance Company ("we, us, our, United of Omaha"). You may obtain a copy of the Prospectus dated May 1, 1998 by calling 1-800-238-9354 or by writing to the Service Office: United of Omaha Variable Product Service, P.O. Box 8430, Omaha, Nebraska 68108-0430. Terms used in the current Prospectus for the Policy are incorporated in this Statement.

    THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR THE POLICY AND THE SERIES FUNDS

Dated:  ______, 1998
                                TABLE OF CONTENTS

Page
The Policy-General Provisions ...........................................2
     Owner and Joint Owner...............................................2
     Death of Annuitant..................................................2
     Entire Contract ....................................................2
     Deferment of Payment and Transfers..................................2
     Incontestability .................................................. 2
     Misstatement of Age or Sex..........................................2
     Nonparticipating....................................................3
     Assignment..........................................................3
     Evidence of Age or Survival.........................................3
Federal Tax Matters .....................................................3
     Tax Status of the Policy............................................3
     Taxation of United of Omaha.........................................4
State Regulation of United of Omaha......................................4
Administration ..........................................................5
Records and Reports......................................................5
Distribution of the Policies ............................................5
Custody of Assets........................................................5
Historical Performance Data .............................................5
     Money Market Yields.................................................6
     Other Subaccount Yields.............................................6
     Total Returns.......................................................7
     Other Performance Data..............................................7
Legal Matters............................................................10
Other Information........................................................10
Financial Statements ....................................................10

(Numbers in parentheses indicate corresponding sections of the Prospectus).

     In order to supplement the description in the Prospectus, the following provides additional information about United of Omaha and the Policy which may be of interest to an Owner ("you, your").

                         THE POLICY - GENERAL PROVISIONS
OWNER AND JOINT OWNER
     While you are alive, only you may exercise the rights under the Policy. Ownership may be changed as described below under "Assignment." If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy. If the Annuitant is other than the Owner, the Annuitant has no rights under the Policy.

DEATH OF ANNUITANT
     If the Annuitant is an Owner or joint Owner, the death of the Annuitant will be treated as the death of the Owner rather than of the Annuitant.
     If the Annuitant is not an Owner and the Annuitant dies before the Annuity Starting Date, the Owner may name a new Annuitant if such Owner(s) is not a corporation or other non-individual. If the Owner does not name a new Annuitant, the Owner will become the Annuitant.

ENTIRE CONTRACT
     The entire contract is the Policy, data page, any riders and the signed application, a copy of which will be attached to the Policy. All statements made in the application will be deemed representations and not warranties. No statement, unless it is in the application, will be used by us to contest the Policy or deny a claim.
     Any change of the Policy and any riders requires the consent of the president, vice president, assistant vice president, the secretary or assistant secretary of United of Omaha. No agent or Registered Representative has authority to change or waive any provision of the Policy.
     We reserve the right to amend the Policies to meet the requirements of, or take advantage of, the Internal Revenue Code, regulations or published rulings. A Policy Owner can refuse such a change by giving Written Notice, but a refusal may result in adverse tax consequences.

DEFERMENT OF PAYMENT AND TRANSFERS
     We will usually pay any amounts payable from the Variable Account as a result of a partial withdrawal or cash surrender within seven days after receiving written request at the Service Office in a form satisfactory to us. We can postpone such payments or any transfers of amounts between Subaccounts or into the Fixed Account if:
        (a) the New York Stock Exchange is closed for other than customary weekend and holiday closings;
        (b) trading on the New York Stock Exchange is restricted;
        (c) an emergency exists as determined by the Securities Exchange Commission, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Variable Account; or
        (d) the Securities Exchange Commission permits delay for the protection of security holders.
The applicable rules of the Securities Exchange Commission will govern as to whether the conditions in (c) or (d) exist.
        We may defer transfers, payment of partial withdrawals or a surrender from the Fixed Account for up to six months from the date written request is received at our Service Office.

INCONTESTABILITY
        We will not contest the validity of the Policy after the Date of Issue.

MISSTATEMENT OF AGE OR SEX
        We may require proof of the age of the Annuitant before making any life annuity payment. If the age or sex of the Annuitant has been misstated, the Annuity Starting Date and Annuity Payments will be determined using the correct age and sex. If misstatement of age or sex results in Annuity Payments that are too large, the overpayments will be deducted from future Annuity Payments. If we have made payments that are too small, the underpayments will be added to the next payment. Adjustments for overpayments or underpayments will include 6% interest.

NONPARTICIPATING
        No dividends will be paid. Neither you nor the Beneficiary will have the right to share in our surplus earnings or profits.

ASSIGNMENT
        You may change the ownership of the Policy or pledge it as collateral by assigning it. No assignment will be binding on us until we record and acknowledge it. The rights of any Payee will be subject to a collateral assignment.
        If the named Beneficiary is irrevocable, a change of ownership or a collateral assignment may be made only by joint written request from you and your named Beneficiary. On the Annuity Starting Date, you may select another Payee, but you retain all rights of ownership unless you signs an absolute assignment.

EVIDENCE OF AGE OR SURVIVAL
        We reserve the right to require proof of the age or survival of any Owner, Annuitant or Payee. No payment will be made until we receives such proof.

VARIABLE ANNUITY UNITS.
        All variable annuity payments other than the first are determined by means of Variable Annuity Units credited to the Policy with respect to the particular  Payee.  The number of  Variable  Annuity  Units for each  applicable subaccount  is the  amount of the first  annuity  payment  attributable  to that subaccount divided by the Annuity Unit Value for that subaccount as of the Annuity Starting Date. The number of Variable Annuity Units of each particular subaccount credited with respect to the Payee or Annuitant then remains fixed unless a transfer of Variable Annuity Units is made as described below. The number of Variable Annuity Units will not change as a result of investment experience.
               For any Valuation Period, the value of a Variable Annuity Unit of a particular subaccount is the Variable Annuity Unit value during the last Valuation Period for that particular Subaccount, multiplied by the Net
Investment Factor for that subaccount for the current Valuation Period. The value of a subaccount may increase or decrease from one Valuation Period to the next.
               The Net Investment Factor for any subaccount for any Valuation Period is determined by dividing (a) by (b) and then subtracting (c) from the result where:
        (a) is the net result of:
            (1)the net asset value of a Portfolio  share held in the subaccount determined as of the end of the current Valuation Period, plus
            (2)the per share amount of any declared and unpaid  dividends or capital  gains  accruing to that Portfolio, plus or minus
            (3)a per share  credit or charge  with  respect to any taxes paid or reserved for by us during the Valuation Period which is determined by us to be attributable to the operations of the subaccount;
        (b) is the net asset value per share of the Fund held in the subaccount determined as of the end of the preceding Valuation Period plus or minus the per share credit or charge with respect to any taxes paid or reserved for the preceding Valuation Period; and
        (c) is the asset charge factor determined by us for the Valuation Period to reflect the Mortality and Expense Risk Charge and the Administrative Expense Charge deducted from the Variable Account. This factor is equal, on an annual basis, to 1.20% of the net asset value of the Variable Account.
The result is then multiplied by a factor that offsets the Assumed Investment Rate used to establish the Annuity Payment Rates found in the applicable Contract, which allows the actual investment rate to be credited. For a one day Valuation Period the factor is 0.99989255 using an Assumed Investment Rate of 4% per year.

                               FEDERAL TAX MATTERS
TAX STATUS OF THE POLICY
        DIVERSIFICATION  REQUIREMENTS.  Section  817(h) of the Internal  Revenue
Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. ss. 1.817-5) apply a diversification requirement to each of the Subaccounts of the Variable Account. The Variable Account, through the Series Funds and their Portfolios, intends to comply with those diversification requirements. United of Omaha and the Series Funds have entered into agreements regarding participation in the Series Funds that requires the Series Funds and their Portfolios to be operated in compliance with the Treasury regulations.

        OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.
        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and policy values. These differences could result in you being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserves the right to modify the Policy as necessary to attempt to prevent you from being considered the owner of a pro-rata share of the assets of the Variable Account or to otherwise qualify the Policy for favorable tax treatment.
        DISTRIBUTION REQUIREMENTS. The Code also requires that Nonqualified Policies contain specific provisions for distribution of Policy Proceeds upon your death. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such Policies provide that if you die on or after the Annuity Starting Date and before the entire interest in the Policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on your death. If you die before the Annuity Starting Date, the entire interest in the Policy must generally be distributed within five years after your date of death, these requirements are considered to be satisfied if the entire interest in the Policy is used to purchase an immediate annuity under which payments will begin within one year of your death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is your surviving spouse, the Policy may be continued with your surviving spouse as the new Owner. The Policy contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Policies satisfy all such Code requirements. The provisions contained in the Policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

TAXATION OF UNITED OF OMAHA
        United of Omaha at present is taxed as a life  insurance  company  under part I of Subchapter L of the Code. The Variable Account is treated as part of United of Omaha and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Variable Account retained as part of the reserves under the Policy. Based on this expectation, it is anticipated that no charges will be made against the Variable Account for federal income taxes. If, in future years, any federal income taxes or related economic burdens are incurred by us with respect to the Variable Account, we may make a charge to the Variable Account.

                       STATE REGULATION OF UNITED OF OMAHA
        United of Omaha is subject to the laws of Nebraska governing insurance companies and to regulation by the Nebraska Division of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance each year covering the operation of United of Omaha for the preceding year and its financial condition as of the end of such year. Regulation by the Department of Insurance includes periodic examination to determine our contract liabilities and reserves so that the Department may certify the items are correct. OUR books and accounts are subject to review by the Department of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                 ADMINISTRATION

        We perform all administration for the Policies.

                               RECORDS AND REPORTS
        All records and accounts relating to the Variable Account will be maintained by us. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, we will mail to all Policy Owners at their last known address of record, at least annually, financial statements of the Variable Account and such other information as may be required under that Act or by any other applicable law or regulation. Policy Owners will also receive confirmation of each financial transaction and any other reports required by applicable state and federal laws, rules, and regulations.

                          DISTRIBUTION OF THE POLICIES
        The Policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the Policies is continuous and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue the offering of the Policies.
       Mutual of Omaha Investor Services, Inc. ("MOIS") will be the principal underwriter of the Policies. The Policies will be distributed by MOIS through retail broker-dealers. Commissions payable to a broker-dealer will be up to 7.5% of Purchase Payments.
                                CUSTODY OF ASSETS

        The assets of each of the Subaccounts of the Variable Account are held by us. The assets of the Variable Account are segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Series Funds held by each of the Subaccounts. Additional protection for the assets of the Variable Account is afforded by our fidelity bond, presently in the amount of $10 million, covering the acts of officers and employees of United of Omaha.

                           HISTORICAL PERFORMANCE DATA
        From time to time, we may disclose yields, total returns, and other performance data pertaining to the Policies for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.


        The yields and total returns of the Subaccounts of the Variable Account normally will fluctuate over time. THEREFORE, THE DISCLOSED YIELDS AND TOTAL RETURNS FOR ANY GIVEN PAST PERIOD ARE NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Subaccount's actual yield and total return is affected by the types and quality of portfolio securities held by the Portfolio and its operating expenses.
        Because of the charges and deductions imposed under a Policy, the yields and total returns for the Subaccounts will be lower than the yields and total returns for their respective Portfolios. The calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax charge that may be applicable to a particular Policy. Premium taxes currently range for 0% to 3.5% of Purchase Payments based on the state in which the Policy is sold.

MONEY MARKET YIELDS
        From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio or on its portfolio securities.

        This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and excluding income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Policy having a balance of one Accumulation Unit of the Money Market Subaccount at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Portfolio attributable to the hypothetical account; and (2) charges and deductions imposed under the Policy which are attributable to the hypothetical account. The charges and deductions include the per Unit charges for the hypothetical account for: (1) the annual Policy Fee; (2) the Administrative Expense Charge; and (3) the Mortality and Expense Risk Charge. The $30 annual Policy Fee is reflected as an annual 0.10% charged daily, based on an average Accumulation Value of $30,000.
        Because of the charges and deductions imposed under the Policy, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio.
        The Securities and Exchange Commission also permits us to disclose the effective yield of the Money Market Subaccount for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.
        The current and effective yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types of quality of portfolio securities held by the Money Market Portfolio and the Money Market Portfolio's operating expenses.

OTHER SUBACCOUNT YIELDS
        From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Policy for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day or one-month period. Because the yield is annualized, the yield generated by a Subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

        The yield is computed by: (a) dividing the net investment income of the Portfolio attributable to the Subaccount Accumulation Units less Subaccount expenses for the period by the maximum offering price per Accumulation Unit on the last day of the period times the daily average number of units outstanding for the period; (b) compounding that yield for a six-month period; and (c) multiplying that result by 2. Expenses attributable to the Subaccount include:
(a) the annual Policy Fee; (b) the Administrative Expense Charge; and (c) the Mortality and Expense Risk Charge. The $30 annual Policy Fee is reflected as an annual 0.10% charged daily in the yield calculation, based on an average Accumulation Value of $30,000. The 30-day or one-month yield is calculated according to the following formula:
            Yield = [2  {a-b + 1}  6 - 1]
                        [   cd        ]
            Where:
            a =-- net  income  of  the  Portfolio  for  the  30-day  or
                   one-month   period   attributable   to  the   Subaccount's
                   Accumulation Units.
            b =-- expenses of the Subaccount for the 30-day or one-month period. c =-- the average number of Accumulation Units outstanding.
            d =-- the  Accumulation  Unit  value  at the  close of the last day in the 30-day or one-month period.

        Because of the charges and deductions imposed under the Policies, the yield for a Subaccount will be lower than the yield for the corresponding Series Fund Portfolio.

AVERAGE ANNUAL TOTAL RETURNS
        From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Subaccounts for various periods of time.
        When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Until a Subaccount has been in operation for 10 years, United of Omaha will always include quotes of average annual total return for the period measured from the date the Policies were first offered for sale. Average annual total returns for other periods of time may, from time to time, also be disclosed.
        Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods. Average annual total returns will be calculated using Subaccount Accumulation Unit values which we calculate at the end of each Valuation Period based on the performance of the Subaccount's underlying Portfolio, the deductions for (a) the annual Policy Fee; (b) the Administrative Expense Charge; and (c) the Mortality and Expense Risk Charge. The $30 annual Policy Fee is reflected as an annual 0.10% charged daily in the calculation of average annual total returns, based on an anticipated average Accumulation Value of $30,000. The calculation also assumes surrender of the Policy at the end of the period for the return quotation. The total return will then be calculated according to the following formula:
                                 P(1+TR) n = ERV
        Where:
            P =-- a hypothetical initial Purchase Payment of $1,000.
           TR =-- the average annual total return.
          ERV =-- the  ending  redeemable  value  of  the  hypothetical account at the end of the period.
            n =-- the number of years in the period.

        We may  disclose  Cumulative  Total  Returns  in  conjunction  with  the
standard  formats   described  above.  The  Cumulative  Total  Returns  will  be calculated using the following formula:
                                CTR = (ERV/P) - 1
        Where:
            CTR = -- The  Cumulative  Total  Return  net  of  Subaccount
                      recurring charges for the period.
            ERV = -- The  ending  redeemable  value  of  the  hypothetical investment at the end of the period.
              P = -- A hypothetical initial Purchase Payment of $1,000.

OTHER INFORMATION
        The following is a partial list of those publications which may be cited in the Series Funds' advertising shareholder materials which contain articles describing investment results or other data relative to one or more of the Subaccounts. Other publications may also be cited.

Across the Board
Advertising Age
American Banker
Barron's
Best's Review
Broker World
Business Insurance
Business Month
Business Week
Changing Times
Consumer Reports
Economist
Financial Planning
Financial World
Forbes
Fortune
Inc.
Institutional Investor
Insurance Forum
Insurance Sales
Insurance Week
Journal of Accountancy
Journal of the American Society of CLU & ChFC
Journal of Commerce
Life Association News
Life Insurance Selling
Manager's Magazine
Market Facts
Money

                                  LEGAL MATTERS

        We know of no material legal proceedings pending to which the Variable Account is a party or which would materially affect the Variable Account. We are not involved in any litigation of material importance to our total assets or to the Variable Account. Legal matters in connection with the Policy have been passed upon by our Law Staff.

                                OTHER INFORMATION

        A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                              FINANCIAL STATEMENTS

        This Statement of Additional Information contains financial statements for the Variable Account as of December 31, 1997 and for the years ended December 31, 1997 and 1996 which have been audited by Deloitte & Touche, LLP, independent auditors, Omaha, Nebraska, as stated in their report appearing herein.
        The Financial Statements of United of Omaha Life Insurance Company as of and for the years ended December 31, 1997 and 1996 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, Omaha, Nebraska, as stated in their report appearing herein. The financial statements of United of Omaha Life Insurance Company for the year ended December 31, 1995 have been audited by Coopers & Lybrand, L.L.P., independent auditors, Omaha, Nebraska, as stated in their report appearing herein. The financial statements of United of Omaha Life Insurance Company should be considered only as bearing on the ability of United of Omaha to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

***********TO: SEC
        AUDITED FINANCIAL  STATEMENTS OF UNITED OF OMAHA and THE UNITED SEPARATE
ACCOUNT   C  WILL   BE   ADDED   TO   THE   REGISTRATION   BY  A   PRE-EFFECTIVE
AMENDMENT REGISTRATION.

                                      *****

                            PART C OTHER INFORMATION

ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS
    (a) Financial Statements

        All required financial statements are included in Part B of this Registration Statement.

    (b) Exhibits:  The following exhibits are filed herewith:

Exhibit No.     Description of Exhibit

(1) (a) Resolution of the Board of Directors establishing the Variable Account.*

(2)     Not applicable.

(3) (a) Principal Underwriter Agreement by and between United, on its own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services. *

    (b) Form of Broker/Dealer Supervision and Sales Agreement by and between Mutual of Omaha Investor Services, Inc. and the Broker/Dealer.*

(4) (a) Form of Policy for the Ultra-Access variable annuity Policy.

    (b) Form of Riders to the Policy (except the Elective Death Benefit Rider is not available).*.

    (c) Systematic Transfer Enrollment Program Endorsement to the Policy. ***

(5)     Form of Application to the Policy.*

(6) (a) Articles of Incorporation of United of Omaha Life Insurance Company.*

    (b) Bylaws of United of Omaha Life Insurance Company.*

(7)     Not applicable.

(8) (a) Participation Agreement with the Alger American Fund*

    (b) Participation Agreement with the Insurance Management Series*

    (c) Participation Agreement with the Fidelity VIP Fund and Fidelity VIP Fund II.*
    (d)
        Participation Agreement with the MFS Variable Insurance Trust.*

    (e) Participation Agreement with the Pioneer Variable Contracts Trust.*

    (f) Participation Agreement with the Scudder Variable Life Investment Fund.*

    (g) Participation Agreement with T. Rowe Price International Series, T. Rowe Price Fixed Income Series, and T. Rowe Price Equity Series.*
    (i)
        Participation Agreement with Morgan Stanley Universal Funds, et. al. ***


 (9)    Opinion and Consent of Counsel.

(10)    Consents of Independent Auditors. *****

(11)    Not applicable.

(12)    Not applicable.

(13)    Schedules of Computation of Performance Data.

(14)    Powers of Attorney.**

* Incorporated by Reference to the Registration Statement for United of Omaha Separate Account C filed on April 24, 1997 (File No. 33-89848).

** Incorporated by Reference to the Registration Statement for United of Omaha Separate Account B filed on June 20, 1997 (File No. 333-18881).

*** Incorporated by Reference to the Registration Statement for United of Omaha Separate Account B filed on April 16, 1998 (File No. 333-18881).

*****To be filed by pre-effective amendment to this Registration Statement.

ITEM 25.       DIRECTORS AND OFFICERS OF THE DEPOSITOR

Our Directors and senior officers* are:

DIRECTORS*
Foggie, Samuel L.       Banking and Finance Industry Executive
Plunkett III, Hugh V.   Attorney (Plunkett, Schwartz & Petersen)
Sampson, Richard J.     Retired Group Insurance Executive (United of
                        Omaha Life Insurance Company)
Straus, Oscar S.        Investments; President, The Daniel and
                        Florence Guggenheim Foundation
Sturgeon, John A.       President, Chief Operation Officer
                        (United of Omaha Life Insurance Company)
Wayne, Michael A.       Foundation and Cancer Institute Executive
Weekly, John W.         Chairman of the Board and Chief Executive Officer
                        (United of Omaha Life Insurance Company)
OFFICERS*
John W. Weekly          Chairman of the Board, Chief Executive Officer
John A. Sturgeon        President, Chief Operation Officer
G. Ronald Ames          Executive Vice President (Small Group and
                        Information Services)
Robert B. Bogart        Executive Vice President (Human Resources)
Stephen R. Booma        Executive Vice President (Managed Care)
Cecil D. Bykerk         Executive Vice President (Chief Actuary)
James L. Hanson         Executive Vice President (Information Services)
Kim Harm                Executive Vice President (Customer Services)
Lawrence F. Harr        Executive Vice President (Executive Counsel)
Randall C. Horn         Executive Vice President (Group Insurance)
M. Jane Huerter         Executive Vice President (Corporate
                        Secretary; Corporate Administration)
John L. Maginn          Executive Vice President (Treasurer; Chief Investment
Officer)
William C. Mattox       Executive Vice President (Federal Affairs)
Thomas J. McCusker      Executive Vice President (General Counsel)
Tommie  D. Thompson     Executive Vice President (Corporate Comptroller)

        *Business address for all directors and officers is Mutual of Omaha Plaza, Omaha, Nebraska 68175.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


Name of Corporation (where organized)              Type of Corporation

Mutual of Omaha Insurance Company (NE)              Accident & Health Insurance
KFS Corporation (NE)                                Holding corporation
     Kirkpatrick, Pettis, Smith, Polian Inc.(NE)    Registered broker-dealer
                                                    & investment advisor
     KPM Investment Management, Inc. (NE)           Investment advisor
     Kirkpatrick Pettis Trust Company (NE)          Trust company
Mutual of Omaha Health Plans, Inc. (NE)             Holding corporation
     Exclusive Healthcare, Inc. (NE)                HMO
       Mutual of Omaha of Colorado, Inc. (CO) (50%) HMO
       Mutual of Omaha Health Plans of
       Lincoln, Inc.(NE)Staff Model                 HMO
       Preferred Health Alliance, Inc. (NE) (51%)   Joint venture w/physician
                                                    & hospital organization
     Mutual of Omaha Dental Plans of
       Nebraska, Inc. (NE)                          Limited pre-paid DHMO
     Mutual of Omaha Health Plans of
       Indiana, Inc. (IN)                           HMO
     Mutual of Omaha Health Plans of
       Ohio, Inc. (OH)                              HMO
     Mutual of Omaha of South Dakota &
       Community Health Plus HMO, Inc. (SD)         HMO
     Mutual of Omaha Tri-State Health
       Plans, Inc. (TN)                             HMO
 Mutual of Omaha Holdings, Inc. (NE)                Holding corporation
            innowave incorporated (NE)              Markets water distillation
                                                    products
            Mutual Asset Management Co. (NE)        Asset management services
            Mutual of Omaha Investor Services,
            Inc. (NE)                               Registered
                                                    securities Broker-Dealer
            Mutual of Omaha Marketing
             Corporation (NE)                       Markets health insurance
            Omex Realty, Inc. (NE)                  Real estate investments
     Mutual of Omaha U.K. Limited (U.K.)            Insurance in United Kingdom
                                                    (inactive)
     The Omaha Indemnity Company (WI)               Property & casualty
                                                    insurance  (no new business
                                                    since 1986)
     Omaha Property and Casualty Insurance
       Company (NE)                                Property & casualty insurance
            Adjustment Services, Inc. (NE)         Claims adjusting services
     Tele-Trip Company, Inc. (DE)                  Markets travel/flight
                                                   insurance in airports
     United of Omaha Life Insurance Company (NE)   Life, H&A
                                                   insurance/annuities
            Companion Life Insurance Company (NY) Life insurance/annuities Mutual of Omaha Structured Settlement
             Company, Inc. (CT)                     Structured settlements
            Mutual of Omaha Structure Settlement
             Company of New York, Inc. (NY)         Structured settlements
            United World Life Insurance
             Company (NE)                           Accident & health and life
                                                    insurance
     United Properties Co. (CA) (50%)               Real estate general
                                                    partnership

*Subsidiaries of subsidiaries are indicated by indentations.


ITEM 27.       NUMBER OF POLICYOWNERS

      As of April 27, 1998 there were no Owners of the Policies.

ITEM 28.       INDEMNIFICATION

   The Nebraska Business Corporation Act (Section 21-2004(15)) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Nevada Business Corporation Act also specifies procedures for determining when indemnification payments can be made.
   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of United of Omaha pursuant to the foregoing provisions, or otherwise, United of Omaha has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by United of Omaha of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), United of Omaha will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. With respect to indemnification, Section XI of United of Omaha's Articles of Incorporation provides as follows:

               An outside director of the Company shall not be personally liable in the Company on its Stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any act or omission not in good faith which involves intentional misconduct or a knowing violation of the law; (ii) any transaction from which the outside director derived an improper direct or indirect financial benefit; (iii) paying or approving a dividend which is in violation of Nebraska law; (v) any act or omission which violates a declaratory or injunctive order obtained by the Company or its Stockholders; and (v) any act or omission occurring prior to the effective date of the amendments to the Articles of Incorporation of the Company incorporating this ARTICLE XI.

               For purposes of this ARTICLE XI, an outside director shall mean a member of the Board of Directors who is not an officer or a person who may control the conduct of the Company through management agreements, voting trusts, directorships in related corporations, or any other device or relationship.

               If the Nebraska Business Corporation Act is amended after approval by the Stockholders of this ARTICLE XI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Nebraska Business Corporation Act as so amended.

               Any repeal or modification of the foregoing ARTICLE XI by the Stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

   Article VII of United of Omaha's Bylaws provides as follows:
               Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that such person then is or was a director, officer, employee, or agent of the Company (or is or was serving at the request of the Company in any such capacity for an other legal entity or enterprise, shall be indemnified by the Company against expense, judgements, fines, and amounts paid in settlement to the full extent that such persons are permitted to be indemnified by the laws of the State of Nebraska as in effect as of any date of determination. The provisions of this Article shall not adversely affect any right to indemnification which any person may have apart from the provisions of this Article.


ITEM 29.       PRINCIPAL UNDERWRITER

           (a) In addition to Registrant, Mutual of Omaha Investor Services is the Principal Underwriter for policies offered by United of Omaha Life Insurance Company through United of Omaha Separate Account B and offered by Companion Life Insurance Company through Companion Life Separate Account C and Companion Life Separate Account B.
            (b) The directors and officers of Mutual of Omaha Investor Services, Inc. (principal address: Mutual of Omaha Plaza, Omaha, Nebraska 68175) are as follows:

            NAME                                   TITLE

            John W. Weekly           Chairman, Director
            Richard A. Witt          President, Director
            William J. Bluvas        Vice President, Finance and Treasurer
            M. Jane Huerter          Secretary and Director
            Kimberly S. Harm         Director
            Lawrence F. Harr         Director
            Ronald W. Leach          Director
            John L. Maginn           Director

            (c) Mutual of Omaha Investor Services, Inc. ("MOIS") is the principal underwriter of the Policies. Commissions payable to a broker-dealer will be up to 7.5% of Purchase Payments.

ITEM 30.    LOCATION OF ACCOUNTS AND RECORDS

            The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by United of Omaha Life Insurance Company at Mutual of Omaha Plaza, Omaha, Nebraska 68175.

ITEM 31.    MANAGEMENT SERVICES.

            All management policies are discussed in Part A or Part B of this registration statement.

ITEM 32.    UNDERTAKINGS

            (a)Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Purchase Payments under the Policy may be accepted.
            (b)Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
(ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.
            (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to United of Omaha at the address or phone number listed in the Prospectus.
            (d) Registrant represents that the fees and charges under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United of Omaha.

SECTION 403(B) REPRESENTATIONS
        United of Omaha represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

STATEMENT PURSUANT TO RULE 6C-7:  TEXAS OPTIONAL RETIREMENT PROGRAM
        United of Omaha and the Variable Account rely on 17 C.F.R. ss. 270.6c-7, and represent that the provisions of that Rule have been or will be complied with.

                                   SIGNATURES

        As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for the effectiveness of this Registration Statement under the Securities Act of 1993 and has caused this Registration Statement to be signed on its behalf, in the City of Omaha and State of Nebraska, on this 27th day of April, 1998.

                       UNITED OF OMAHA SEPARATE ACCOUNT C

                                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                                     Depositor

                              /s/ Kenneth W. Reitz
                             ---------------------------------------
                             By:    Kenneth W. Reitz
                                    First Vice President & Counsel

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                           Title                           Date

/s/ John W. Weekly
by__________________________*   Chairman of the Board,                4/27/1998
John W. Weekly                  Chief Executive Officer

          /s/ John A. Sturgeon
by__________________________*   President, Chief Operation Officer    4/27/1998
John A. Sturgeon
          /s/ Tommie D. Thompson
By__________________________*   Executive V.P., Corporate Comptroller 4/27/1998
                                (Principal Financial Officer and
                                Principal Accounting Officer)
          /s/ Samuel L. Foggie
by__________________________*   Director                              4/27/1998
Samuel L. Foggie

/s/ Hugh V. Plunkett, III
by__________________________    Director                              4/27/1998
Hugh V. Plunkett, III

          /s/ Richard J. Sampson
by__________________________*   Director                              4/27/1998
Richard J. Sampson

          /s/ Oscar S. Straus
by__________________________*   Director                              4/27/1998
Oscar S. Straus

          /s/Michael A. Wayne
by__________________________*   Director                              4/27/1998
Michael A. Wayne


*Signed by Kenneth W. Reitz  under  Powers of Attorney executed on May 20, 1997.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------




                       UNITED OF OMAHA SEPARATE ACCOUNT C

                                       OF

                     UNITED OF OMAHA LIFE INSURANCE COMPANY




--------------------------------------------------------------------------------
                                    EXHIBITS
--------------------------------------------------------------------------------





                                       TO

                     THE REGISTRATION STATEMENT ON FORM N-4

                                      under

                THE SECURITIES ACT OF 1933, Initial Registration

                                       and

              THE INVESTMENT COMPANY ACT OF 1940, Amendment No. 11





                                 April 27, 1998

                                  EXHIBIT INDEX

Exhibit No.     Description of Exhibit

(4)   (a)       Form of Policy for the Ultra-Access variable annuity Policy.

(9)             Opinion and Consent of Counsel.

(13)            Schedules of Computation of Performance Data.